Exhibit 99.1
SUSTAINABILITY REPORT FOR FISCAL YEAR Stock code: NASDAQ:BZUN；HKEX:09991

CONTENTS Message from Management 01 Getting to Know Baozun Inc. 03 Our Sustainable Development 07 Sustainable Development Management Performance 76 Index for the Report 81 About the Report 87 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority Corporate Governance Framework Risk Identification and Management Anti-corruption and Business Ethics 15 16 18 19 Building a Better Future with Shared Value Creation 39 Employee Responsibility 40 Sustainable Supply Chain 53 Public Welfare 56 Providing High-Quality Services with Innovation Excellence 24 R&D and Innovation 25 Customer Service 29 Responsible Marketing 33 Data Security and Privacy Protection 34 Creating a New Vision for Low-Carbon Development with Green Operations Environmental Management System 63 Environmental Management Goals 63 Climate Change Mitigation and Adaptation 64 "Full Chain" Green Operation 71 Emissions Management 75 62

Message from Management 01 Message from Management 2023 marks a year of transformation for Baozun Inc. Upholding our vision of "Technology Empowers the Future Success", we closely collaborated with stakeholders under the guidance of the Board of Directors and the Sustainable Development Committee to explore and implement material paths towards sustainable development. We have integrated sustainability principles into our core business operations and are working together with all parties to envision a green and sustainable future for commerce. We prioritize reducing environmental impact and promoting green operations. During the reporting period, we reused 14,324 tons of packaging materials, thereby reducing dependence on and waste of natural resources. Additionally, we vigorously promoted energy-saving and carbon-reduction strategies, including optimizing logistics transportation, improving energy efficiency, promoting the use of clean energy, and implementing comprehensive emission reduction strategies. Compared to the baseline year of 2021, greenhouse gas emissions for Scopes 1 and 2 decreased by 28% in 2023, while the CDP climate questionnaire score improved from C to B. We firmly believe that corporate growth is intrinsically linked to societal advancement and prosperity. To cultivate high-quality talent needed by the e-commerce industry, we actively promote "industry-education integration" and collaborate closely with higher education institutions, including Nantong Open University, Shandong Foreign Languages Vocational College, and Jiangxi University of Science and Technology. By the end of the reporting period, hundreds of students have been benefitted from internships, practical training, and e-commerce operation courses provided by Baozun. Additionally, adhering to the concept of "forging compassion through public welfare," we continue to make efforts for the welfare of the community and the revitalization of rural areas. We donated Gap brand seasonal clothing to residents in areas severely affected by flooding in Hebei Province, including Zhuozhou, Yixian, and Laishui County. Furthermore, as part of our partnership with the government of Malipo County, Yunnan Province, we focused on consumption assistance and talents cultivation. This included building green computer classrooms, donating eye protection lamps, and training local management personnel in e-commerce skills. These efforts aim to enable the application of knowledge in agricultural e-commerce marketing, promoting rural digital economy, and supporting industrial revitalization. To achieve sustainable development, Baozun Inc. regards its employees as one of its greatest assets and strengths, recognizing them as the core driving force of growth. Over the past year, Baozun has dedicated itself to safeguarding employee rights and providing abundant benefits, fostering a culture of "Happy Life at Baozun." Through the establishment of the Baozun Capacity Development Center training system and the three-level talent development committee system, we offer career platforms and promotion channels, enabling employees to cultivate and enhance their skills. In 2023, Baozun employees received a total of 64,776 hours of online and in-person training, averaging 8.28 hours per employee. Furthermore, we are committed to maintaining an inclusive and diverse workplace by protecting and supporting vulnerable groups to ensure that every employee at Baozun can enjoy a fulfilling and dignified career.

Message from Management 02 From corporate governance perspective, we highly value board diversity, ensuring that women are fully represented at all levels of decision-making. We also promote a more scientific and reasonable corporate governance structure. We strictly adhere to applicable domestic and international laws and regulations, establishing a robust and efficient corporate governance system along with a multi-level supervision mechanism to ensure legal and compliant operations. With safeguards such as the System of Baozun for Inspection and Supervisory, we have built a solid foundation for business ethics and integrity. Through comprehensive training and education, we have deeply rooted a culture of integrity in the hearts of all Baozun employees. Since its establishment in 2007, we have utilized market insights and strong technological innovations to lead the competition in both the Chinese and international e-commerce services markets. As we grow, we recognize an increasing sense of responsibility. We are fully prepared to embrace the new year of 2024 with enthusiasm and confidence. Committing to sustainable development, we will continue to follow the path of "Technology Empowers the Future Success" by taking concrete actions based on current circumstances and making relentless efforts to achieve high-quality economic and social development while creating a sustainable and beautiful future. Vincent Wenbin Qiu Founder of Baozun Inc. Chairman of the Board and Chief Executive Officer

Getting to Know Baozun Inc. 03 Getting to Know Baozun Inc. Vision Technology empowers the future success Values Integrity, ownership, initiative, collaboration and innovation Mission Driven by technological innovation and customer needs, we strive to become the leading global e-commerce business partner About Baozun Inc. Established in 2007, Baozun Inc. (referred to as "Baozun Group," "the Group,” “Baozun,” "the Company," or "We") is a leader and pioneer in China's brand e-commerce services industry. We are committed to providing e-commerce operation solutions to our brand partners. Baozun Inc. was publicly listed on the NASDAQ in May 2015, followed by a secondary listing on the Hong Kong Stock Exchange in September 2020.In November 2022, we voluntarily converted our secondary listing status on the Main Board of the Hong Kong Stock Exchange to primary listing status. Baozun is now a dual primary listing on the Hong Kong Stock Exchange and NASDAQ. Driven by technological innovation and customer needs, we strive to become the leading global brand e-commerce business partner. We integrate cloud computing, big data, and AI technology into our operations and consistently invest in developing a cutting-edge e-commerce technology platform. This investment enables us to better serve global users and empower our brand partners to capitalize on technological opportunities.

Getting to Know Baozun Inc. 04 Ranked No. 1 in the 2023 Top 15 Branded E-Commerce Service Providers in China (source: iResearch) More than 450 operational brand partners covering 8 vertical industries Listed on the NASDAQ in 2015 followed by a secondary listing on the Hong Kong Stock Exchange in 2020, and dual-primary listed company on the Hong Kong Stock Exchange and the NASDAQ in 2022 Company Scale NO.1 450+ 2 Public Listing Three Major Business Lines Baozun E-Commerce (BEC), Baozun Brand Management (BBM), and Baozun International (BZI) Business areas Five main service categories - online store operations, digital marketing, technical center, customer service, warehousing and logistics - available across various channels, including official brand mall, online shopping platforms Tmall and JD.com, mobile malls on social media platforms, offline smart stores, and others. Total No. of Employees 7,827 We provide omni-channel new retail e-commerce services covering more than 30 mainstream e-commerce platforms in China 30+ Company Name Baozun Inc. Headquarters Shanghai, China Ticker 09991.HK NASDAQ: BZUN Year of Establishment 2007

Getting to Know Baozun Inc. 05 Our Services Leveraging intelligent technology to create a high-quality ecosystem serving global brands years of IT systems implementation experience 17 regions R&D team 2 Technical Center Introducing data analytics, business intelligence, and artificial intelligence outcomes to align with business objectives and be accountable for performance major categories covered 8 end-to-end solutions One-stop operational tools & data experts implementation experience Automated brand partners, rich e-commerce service experience 450+ Store Website Operations A full-chain solution that seamlessly integrates brand marketing and sales, empowering brands to conduct business operations in the private sector level marketing experience 4A expert e-commerce marketing teams 500+ brand-building platform campaigns 28 Digital Marketing

Getting to Know Baozun Inc. 06 Next-generation comprehensive customer service tailored for brand e-commerce business operations AI customer service tool resolution rate 71.14% regional operation centers 5 one-stop customer service management platform S-ANY Efficient and high-quality supply chain solutions consistently provide brand partners with a competitive advantage million square-meter of logistics center 0.93 major city storage centers 10 million peak daily order volume 2.55 e-commerce warehouses Automated Customer Service Warehousing and Logistics

PB 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 07 Our Sustainable Development Governance Framework of Sustainable Development Achieving the Company's sustainable development requires the attention of senior management and the active participation of all employees. We have ingrained the concept of sustainable development into our daily operations and corporate culture. We have also established a top-down sustainable development governance structure, where the Board of Directors assumes full oversight of issues pertaining to the Company's sustainable development. The Board evaluates the Company’s sustainable development management performance and appropriately manages all potential environmental, social and corporate governance (ESG) risks, holding ultimate responsibility for them. Baozun has instituted a comprehensive ESG management system and operational framework to establish a solid foundation for the Company's sustainable growth. Under the leadership of the Company's Board of Directors, a Sustainability Committee has been formed to study the Company's ESG management strategy, identify significant ESG risks and opportunities, and further empower the Sustainable Development Task Force. This task force assists in crafting and implementing ESG practice initiatives, ensuring the establishment of appropriate and effective ESG risk management and internal control systems. Decision-making Body: Composed of board members and senior management executives Sustainability Committee Highest Decision- making Body for ESG Management Board of Directors Sustainable Development Task Force Enforcement Body: Composed of various operational departments and business units of the Company

07 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 08 During the reporting period, a meeting of the Sustainable Development Committee was convened. At this meeting, committee members collectively deliberated on the latest trends in the ESG field and extensively discussed global sustainable development standards. They provided valuable insights for integrating these standards into the Company's strategic decisions. Additionally, the committee reviewed Baozun's 2022 ESG report, systematically assessing the Company's practices in sustainable development management. Subsequently, following a thorough review, the committee approved Baozun's 2023 ESG plan, outlining the direction and focus of the Company's ESG management activities for the reporting period. (a) Promoting all departments to implement various environmental, social and corporate governance policies, and reporting on the implementation of such projects; (b) Identifying any environmental, social and corporate governance risks related to the Company every year, assessing impact of such risks to the Company, and providing recommendations to the Board of Directors on risk response; (c) Assisting in the preparation of an annual sustainability report and other environmental, social and corporate governance related disclosures, as well as submitting them to the Board of Directors for review and approval; (d) Any other responsibilities delegated by the Board of Directors. The main responsibilities of the Sustainable Development Task Force (a) Identifying major environmental, social, and corporate governance issues that may present significant risks or opportunities to the Company; (b) Proposing and conducting regular reviews of the Company's environmental, social, and corporate governance visions and strategies; (c) Formulating goals based on corresponding strategies, and regularly supervising and reviewing the progress of these goals; (d) Reviewing policies related to the environmental, social, and corporate governance; (e) Reviewing and supervising policies related to major environmental, social, and corporate governance matters and ensuring their applicability to the Company; (f) Any other responsibilities delegated by the Board of Directors. The main responsibilities of the Sustainability Committee

PB 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 09 Contributions to Sustainability Sustainable Development Strategy As a leading brand e-commerce service provider in China, Baozun recognizes sustainability as a critical development strategy. Leveraging our "technology DNA," we drive sustainable development, environmental protection, social care, and collaborative efforts to address the complex challenges faced by society. By integrating sustainable development into all aspects of our operations and promoting sound social values, we contribute to global sustainability through responsible innovation. Our Sustainable Development Strategies Responsible innovation Shared social values Sound corporate governance Commitments Work with stakeholders to promote sustainable consumption with responsible innovation and sustainable operations Be committed to creating a positive social impact, contributing to high-quality employment and common social prosperity Practice sound and transparent corporate governance to achieve the sustainable operation of the Company Action Strategies • Improve the overall operational efficiency of the industry through innovative solutions • Become a sustainable consumption promoter, formulate carbon neutrality plans, work with all of the stakeholders to achieve carbon neutrality across the value chain, and advocate a green and low-carbon life • Create an equal and diversified development platform for employees • Provide vocational education, training and jobs to promote high-quality employment and rural revitalization • Enhance the diversity and independence of the Board of Directors • Establish a fair, corruption-free, and transparent corporate governance environment • Ensure fairness, justice, integrity and transparency

09 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 10 Contributing to the Sustainable Development Aligned with the Sustainable Development Goals (SDGs) and our sustainability strategy, we have identified five sustainability goals that are most pertinent to Baozun. Through our actions, we actively contribute to global sustainable development. SDGs Contributions Our Actions Responsible Innovation Goal 12.5 To achieve a significant reduction in waste generation through prevention, reduction, recycling and reuse by 2030. We actively cooperate with other industry players to explore green initiatives in various operational stages, including working on packaging and logistics storage optimization methods, to efficiently utilize resources and reduce waste generation (such as packaging material waste). As of the end of the reporting period, the Company recycled a total of 14,324 tons of packaging materials. Goal 13.3 Improve education, raise awareness on climate change mitigation, adaptation, impact reduction, and early warning, and enhance human and institutional capacity in this area. We have implemented our own green operations and contributed to the achievement of carbon neutrality goals by improving the operational efficiency of the industry through innovative solutions while driving the industry to opt for greener operations to create a green holistic ecosystem. Shared Social Value Goal 4.4 By 2030, substantially increase the number of youth and adults with the relevant competencies needed for employment, decent work, and entrepreneurship, including technical and vocational skills. Combining our strong resources with the "integration of industry and education", we provide students with internship training and employment opportunities, enabling them to accumulate practical experience, improve vocational skills and attain high-quality employment in the industry. During the reporting period, following the establishment of the Baozun-Nantong Open University E-Commerce Campus, the Company signed agreements with Shandong Foreign Languages Vocational College and Jiangxi University of Science and Technology to cultivate high-quality talent for the e-commerce industry. By the end of the reporting period, nearly 800 students from Shandong Foreign Languages Vocational College had participated in internships and practical training, while more than 120 students from Jiangxi University of Science and Technology had enrolled in e-commerce operations courses provided by Baozun. Goal 8.5 By 2030, ensure that all women and men, including youth and persons with disabilities, are in full and productive employment, with proper jobs and fair wages. We foster a diverse and equal workplace environment, adhering consistently to the principle of equal pay for equal work, create employment opportunities for the disadvantaged, ensure the right of female employees, and provide decent jobs for everyone. During the reporting period, there were 13 disabled employees in the Company. Robust Corporate Governance Goal 5.5 Ensure that women are fully and effectively represented and involved in all political, economic, and public decision-making levels, with equal access to leadership positions. With the emphasis on and pursuit of diversity on our board, we have hired female directors and senior management executives as part of the Company's leadership roles. During the reporting period, the Company had 72 female directors and senior management employees.

PB 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 11 Remarkable Achievements in 2023 Sustainability Highlights 2023 Responsible Innovation Shared Social Value new patent applications 8 accumulated patents 75 new computer software publications 62 accumulated computer software publications 321 2" Carbon Neutral Parks" Continuously expand the scope of carbon neutrality and collaboratively establish “2023 Carbon Neutral Model Enterprise Award” 2023 International Green Zero-Carbon Festival "Social Responsibility Award of the Year" Awarded the at the Golden Grid Awards by Gelonghui "Best ESG Innovation Award" The 8th Zhitong Finance Listed Companies Awards Ceremony "ESG Digital Talent Public Welfare Ecological Partner" by Taotian Group Awarded the "Best Social Responsibility Award" at the 2023 HR Flag Employer Brand Awards (Baozun brand management company Gap China). Awarded the

11 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 12 Awarded ISO 27001Information Security Management System Certification Awarded ISO 27701Privacy Information Management System Certification Expanded the scope of the Cybersecurity Protection Assessment Level III, with 6 major systems comprising a total of 15 subsystems having passed the certification audit by national assessment agencies. Note: Data caliber is consistent with the scope of Baozun's consolidated financial statements, covering the period from January 1, 2023 to December 31, 2023. Conducted information security risk assessments for7office locations and subsidiary companies, identifying areas for improvement and assisting in the development of remediation plans. Robust Corporate Governance

PB 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 13 Material Topics and Stakeholders Communication Communication with Stakeholders As stakeholders’ trust and support is crucial to Baozun’s sustainable development, we consistently prioritize effective communication with them. We have identified key stakeholders of the Company and established a regular communication system with each of them, through which we have gained an in-depth understanding of their opinions and values. By incorporating their concerns and interests into the Company's operations and decision-making processes, and by actively responding to the demands and expectations of our stakeholders, we are fostering a long-term relationship of mutual trust and support. Key stakeholders Communication channels Topics of concern Government & Regulatory Agencies • Project cooperation • Meeting communication • Supervision and inspection • Anti-corruption and business ethics • Responding to climate change • Emissions management • Energy and resource conservation • Risk management Shareholders & Investors • Earnings release • Shareholders' meeting • Information disclosure • Analyst communication and investor research request • Attend investors meeting • Governance effectiveness of the Board of Directors • Protection of Intellectual Property Rights • Risk management Customers (brand partners) • Customer satisfaction surveys • Regular communication • Industry summit • Energy and resource conservation • Responding to climate change • Technological development and innovation • Satisfaction and communication • Information security • Data and privacy protection Consumers • Customer service • Sustainable consumption concept promotion • User experience enhancement • Information security • Data and privacy protection Suppliers • Supplier evaluations and auditing • Supplier training • Supplier's sustainable development management • Anti-corruption and business ethics Employees • Regular meetings • Employee training • Employee activities • Complaints and feedback • Employee rights and interests and benefits • Employee equality and diversity • Employee’s occupational health and safety • Employee talent development • Employee work-life balance Communities • Community activities • Regular communication • Media communication • Public welfare contributions

13 宝尊电商 2023 年度可持续发展报告 Our Sustainable Development 14 Material Topics Baozun Inc. adheres to the principle of "materiality" as outlined in the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange. We conduct stakeholder research on material topics every four years and perform an annual analysis on these topics. The stakeholder research on material topics involves distributing questionnaires to various stakeholders, integrating industry benchmarks and expert opinions to identify ESG material topics for Baozun Inc. These topics serve as the focal points for the Company's management and reporting efforts. In 2021, we conducted a questionnaire survey covering corporate governance, environmental, and social issues among stakeholders such as investors, media, employees, and senior management. This survey resulted in the development of the material topics matrix for the 2020 Sustainability Report and the identification of topics highly relevant to Baozun Inc. Additionally, the analysis of material topics was achieved through studying macro policies, conducting industry analysis, and organizing sustainable development issues. This process facilitated the identification and analysis of annual material topics. During the reporting period, building on the previous year's material topics analysis, we identified and analyzed material topics for 2023, making adjustments to existing topics. One adjustment involved the removal of the topic "Economic Performance" because the Company's economic performance data and indicators have already been fully disclosed in the annual report. Additionally, we introduced a new topic, "Risk Management," to provide a more comprehensive discussion of the Company's strategies, measures, and execution in risk management. This addition enhances transparency for shareholders and stakeholders, ensuring that potential risks are better identified, responded to, and managed. Baozun Inc. Material Topics Matrix lowhigh high Importance to Stakeholders Importance to the Sustainability of Baozun Public Welfare Contributions Employees' Occupational Health and Safety Energy and Resource Conservation Employee Talent Development Data and Privacy Protection Anti-Corruption and Business Ethics User Experience Enhancement Supplier's Sustainable Development Management Governance Topics Environmental Topics Social Topics Technological Development and Innovation Information Security Employee's Rights and Benefits Employee Work-Life Balance Responding to Climate Change Governance Effectiveness of Board of Directors Satisfaction and Communication Protection of Intellectual Property Rights Employee Equality and Diversity Emissions Management Risk management

PB 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 15 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority Sound corporate governance is the cornerstone of sustainable development. With "integrity" at the forefront of our company values, we adhere to business ethics and prioritize credibility and compliance in all our operations. Through enhancing our corporate governance system, refining the authority and accountability mechanism, and bolstering our capacity to respond to risks, we actively promote the high-quality and sustainable development of Baozun.

PB 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 16 Corporate Governance Framework Governance Framework Structure of the Board of Directors and Remuneration As a leader in China's e-commerce service industry, Baozun strictly adheres to the requirements of the Company Law of the People's Republic of China, Rule 5200. General Procedures and Prerequisites for Initial and Continued Listing on the Nasdaq Stock Market, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and other relevant laws and regulations. Baozun has established a sound and highly efficient corporate governance system with clearly defined responsibilities. The comprehensive governance of the Company is carried out at three levels: the Shareholders’ Meeting, the Board of Directors and Special Committees. The Shareholders’ Meeting serves as our highest decision-making body, fully dedicated to safeguarding the rights and interests of shareholders. The Board of Directors is the decision-making body for daily business, while special committees perform their duties in accordance with the Company's Articles of Association and the authorization of the Board of Directors. The Audit Committee, Nomination and Corporate Governance Committee, and Compensation Committee are set up under the Board of Directors. With regard to the board election system, Baozun adheres to the principles of openness, fairness, impartiality and independence. We observe the regulations of the Nomination and Corporate Governance Committee Charter and make appointments based on merit while also giving ample consideration to gender, age, industry experience, professional background, educational qualifications, etc. to meet the requirements of business units for versatile skills and experience. This approach ensures business compliance and observance of the Baozun Code of Business Conduct and Ethics, safeguarding the shareholders’ interests while ensuring the sustainable and stable development of the Company. We recognize the significant benefits that a diverse and independent Board of Directors brings to the long-term development of an enterprise. In addition to a diversified experience and expertise, independent directors may also provide unique opinions and judgments on matters such as the Company's business strategy, performance, risk prevention and conflict of interest to ensure the maximization of the interests of the Company and its shareholders. The Company's incumbent independent directors receive fixed remuneration. A diverse board of directors improves efficiency, attracts and retains corporate talents, and enhances the performance of non-financial indicators such as creativity and innovation abilities. We actively promote board diversity by considering factors such as professional experience, skills, knowledge, gender, and age. As of the end of the reporting period, the Board of Directors comprises 7 members, including 3 independent directors. Governance Framework Shareholders' Meeting Board of Directors Nomination and Corporate Governance Committee Audit Committee Compensation Committee

16 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 17 Throughout the reporting period, both the Board of Directors and its specialized committees diligently performed their duties and continually improved the corporate governance system. In particular, the Board Compensation Committee formulated an incentive compensation clawback policy for senior executives, which stipulates the reclaim of incentive compensation under certain conditions if financial restatements occur. This encourages senior executives to perform their duties more responsibly and ensure the accuracy of the Company’s financial reporting. Structure of the Board of Directors Name Gender Appointment to Committees Audit Committee Nomination and Corporate Governance Committee Compensation Committee Founder, Chairman of the Board, and Chief Executive Officer Vincent Wenbin Qiu Male Co-founder and Director Junhua Wu Male Director Satoshi Okada Male Director Yang Liu Female Independent Directors Yiu Pong Chan Male ● ● C Steve Hsien-Chieng Hsia Male ● C ● Changqing Ye Male C ● ● Note: [1] C= Chairman =Member [2] In this report, local refers to mainland China, i.e., excludes Taiwan, Hong Kong SAR, and Macau SAR of China 57% 43% 57% 43% 86% 14% Executive Independent Foreign Local Male Female

PB 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 18 Risk Identification and Management Baozun's Board of Directors is responsible for maintaining a sound and effective internal control and risk management system. This includes conducting an annual review of the effectiveness of the Company's financial, operational, and compliance risk control management and internal control systems. Baozun has established a systematic and professional corporate comprehensive risk management system and set up "three lines of defense" consisting of the operation management, the Risk Operation Compliance Committee, and the Audit Committee to ensure the effective implementation of risk management policies in all aspects of the Company's business operations. The operation management team comprises front-line staff and managerial personnel who are able to directly identify and control risks and carry out active improvements. Led by senior executives, the Risk Operation Compliance Committee carries out risk monitoring and issues early warnings, risk identification and assessment, risk response as well as supervision and inspection through systematic, risk-based and normalized management. The risks identified by the Company in 2023 include financial risks, operational risks, fraud risks, cyber security risks, investment and funding risks and external regulatory risks. The Company has established a full-time internal audit team under the Company's Legal Affairs and Risk Control Department, directly reporting to the Audit Committee of the Board of Directors. The internal audit team regularly conducts independent risk assessments to identify potential risks affecting the company's business, including strategic, financial, market, operational, and legal risks. The team is also responsible for providing independent evaluation and appraisal of the effectiveness of the Company's risk management and internal monitoring system. It identifies the control implementation deficiencies in the various departments' daily operation processes, proposes improvement plans, and continuously tracks the implementation of improvements to achieve continuous monitoring and reduction of the Company's risks in a timely manner. An audit project pool has been established to identify the audit focus and key risk points of various projects based on the business type, process, and other factors, as well as to assess the risk level in advance. Each year, an audit plan is developed, and a full-process audit is completed for all business lines every three years. After the completion of audit projects, the Company’s management reviews issues and improvement plans identified in each audit project, holds regular meetings to monitor improvements, and submits quarterly audit project reports to the Audit Committee. Along with three routine audits conducted within the reporting period, special audits were conducted for high-risk processes or scenarios identified through risk assessments to review the processes in those scenarios and rectify existing issues. During the reporting period, three special audits were conducted. The risks and issues identified by the audit have been rectified. Furthermore, the Company strengthened its efforts in risk monitoring and awareness training. A "Risk Management" module was implemented on the BEC operations management dashboard to monitor risks relating to contracts, legal affairs, operations, etc. Additionally, internal training sessions were conducted for business teams covering distribution risks and countermeasures. First Line of Defense Second Line of Defense Third Line of Defense The operation management team is responsible for internal control enforcement and daily supervision, as well as the implementation of internal control management and other related regulations. The Risk Operation Compliance Committee conducts ongoing monitoring of regulatory risks and establishes a consistent, enterprisewide awareness of risks and controls. The Audit Committee is responsible for organizing independent and objective auditing and consultancy exercises to achieve comprehensive identification and management of risks by applying a systematic and disciplined approach in evaluating and improving the effectiveness of risk management, control and governance procedures.

18 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 19 Anti-corruption and Business Ethics Integrity is the cornerstone of business operations and one of Baozun's core values. Baozun operates with integrity and strictly abides by the Anti-Unfair Competition Law of the People's Republic of China, Anti-Monopoly Law of the People's Republic of China, Sherman Antitrust Act, Criminal Law of the People's Republic of China, Anti Money Laundering Law of the People's Republic of China and other applicable laws and regulations to ensure the legal compliance of the Company's operation. We have established a comprehensive business ethics and integrity system, including measures to prevent money laundering activities. We have implemented an internal control system, known as the Baozun Inc. Anti-Money Laundering Management Measures, and are proactively fulfilling our anti-money laundering obligations by taking preventive and monitoring measures in compliance with the law. We have also implemented robust systems for customer identification, customer identification data and transaction record keeping, and reporting major transactions and suspicious transactions. In addressing anti-corruption and anti-bribery, we have implemented the System of Baozun for Inspection and Supervisory, Baozun Code of Business Conduct and Ethics, System of Baozun Protection and Rewards for Whistleblowers, System of Baozun Gifts and Hospitality, among others, to establish a sense of integrity, set up an integrity supervision structure, create a culture of integrity in business ethics, and build an unimpeded whistleblowing channel as part of a business ethics integrity system. Development of Business Ethics System We enforce a "zero tolerance policy" towards unethical business practices, mandating strict compliance with the Baozun Code of Business Conduct and Ethics and System of Baozun Gifts and Hospitality for all full-time employees, inclusive of board members, as well as all Baozun’s subsidiaries and variable interest entities. Employees engaging in "high-risk" behaviors face immediate termination of their labor contracts by the Company upon reaching the high-risk threshold. Particularly severe cases will be reported to judicial authorities for further sanction. Pave the pipeline for smooth whistle-blowing Encourage honest reporting and improve protection for whistleblowers • Any unsolicited solicitations from an interested party; • Any act of accepting or gifting cash or its equivalent in value to an interested party in excess of reasonable gifts and hospitality for improper gain; • Misappropriation, embezzlement, theft, or bribery; • Malicious disclosure of confidential documents or resources such as information of company customers. "High Risk" Behaviors of Employees Business Ethics Integrity System Establish a system of integrity regulation policies Establish a comprehensive business ethics system Establish a business ethics monitoring system Proactive auditing & internal and external audit projects Create a culture of honest business ethics Organize integrity training for all employees

PB 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 20 Meanwhile, we have established an integrity mechanism with our partners to strictly prohibit any commercial bribery, law or regulation violation, or unfair competition in the business process. We have established a sound and complete anti-corruption and anti-bribery management process system to cover the entire process, including the supplier's pre-registration and access, qualification certification, hierarchal management of qualified suppliers, and performance evaluation. During the reporting period, the company conducted an anti-corruption risk screening of suppliers, analyzing 1,103 suppliers and investigating any identified anomalies. Meanwhile, Baozun Inc. signed the Baozun Confidentiality Agreement, Baozun Anti-corruption and Compliance Statement, and Baozun Friends and Family Statement with all suppliers, requiring them to safeguard the confidential information of the Company obtained in business cooperation, to comply with applicable anti-corruption regulations and Baozun's relevant provisions while ensuring that there is no conflict of interest in cooperation with the Company. During the reporting period, each director of the Company received an average of 0.5 hours of anti-corruption training with a coverage rate of 100%. Meanwhile, full-time employees received an average of 2 hours of anti-corruption training per person, with a coverage rate of 100%. Establishment of Integrity Culture A culture of integrity is an essential component of Baozun’s business ethics and integrity system. It is crucial for preventing business ethics-related issues within the system. We particularly focus on the business ethics of directors and senior management. Through regular integrity interviews and training, Baozun's business ethics requirements are reinforced to the directors, so as to strengthen the construction of top-down integrity culture. We have established an integrity education system for all full-time employees. During the onboarding process for new employees, participation in training is mandatory, with all new hires required to sign the "New Employee Commitment" document. Moreover, we also conduct regular legal knowledge education and awareness programs, continuously emphasizing business ethics commitments to all employees through promotional materials, news, posters, and other forms as we endeavor to create a culture of integrity management in our organization. Through legal literacy campaigns and two-way sharing sessions, we further enhance the integrity awareness of employees holding special positions in the supply chain and procurement departments. Our management measures also include stringent supervision and auditing to ensure the quality of our services. During the reporting period, the "Baozun Supervision" public account established by the company as a platform for all employees continuously provided information on integrity workplace legal issues, reminded employees about holiday gift-giving, and provided training on integrity, with a total reading volume of 36,700 throughout the year, covering all employees. Training for Employees Training for Directors Training for Highly Sensitive Positions • Induction Training • General Law Education • Compliance Training • Integrity Interview • Legal and Safety Education for Supply Chain • Two-way sharing session on monitoring and procurement (monthly) Business Ethics Training

20 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 21 Throughout 2023, we conducted integrity training for all employees, including those dispatched to Baozun's workplaces. To ensure widespread coverage, we employed various methods: Online training: For existing employees, we utilized easily understandable short videos for training purposes. Employees immediately participated in test questions after watching the videos, ensuring the effectiveness of training through preliminary and follow-up assessments. Ultimately, all employees passed before the deadline. In-person legal literacy training: Employees holding highly sensitive positions were provided legal literacy training in person. Through face-to-face communication, we raised awareness of integrity among these employees and helped them better understand and apply legal knowledge. New employee training: We provide video presentations to new employees on the day of their entry into the organization. This ensures that training is delivered on time and that new employees are thoroughly familiar with our integrity culture within their first few days of employment. Supervisory lectures: We organized supervision lectures for four business lines or departments, such as procurement, finance, and marketing, in which we invited executives and colleagues holding key positions to present. Together, the participants explored effective methods to strengthen risk control, discussed business difficulties, and deepened their understanding of business models. Through this series of training and communication measures, the Company ensures that all employees understand and adhere to the integrity culture while consolidating its control and management of business risks. Enhance integrity awareness among all employees in highly-sensitive positions through training and assessment Training Site

PB 宝尊电商 2023 年度可持续发展报告 Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 22 Risk Prevention and Inspection In addition to conducting anti-corruption risk investigations, the Company regularly checks transaction amounts and market prices in e-commerce, logistics warehousing, as well as other relevant areas to protect the Company's business ethics and economic interests by promptly detecting and responding to potential corruption risks. Furthermore, we focus on the risk of corruption in the process of project contracting, as well as the risks identified in inventory counting and loss prevention. We conducted proactive auditing measures to eliminate corruption in warehousing and logistics. Warehousing & Logistics Auditing Measures To examine if the warehouse has conducted stocktaking as required, if there is any inventory data or abnormalities, and to review the first three sets of anomalous data to determine the reasons for the anomalies. We achieve the purpose of loss prevention through background checks and training of operators, inspection of security equipment including surveillance, inspection of door and window locks and seals, process control and post control, etc. Inventory Stocktaking Audit Loss Prevention Audit For previous contracted projects exceeding RMB 100,000 in value, we retrieved the quotation and receipt sheets and firstly checked whether the quoted price of the project was comparable to the market price, followed by a verification of the consistency between the quotation list, the receipt list and the actual situation on site. Project Audit

Establishing a Cornerstone of Sustainable Development with Governance as a First Priority 23

Whistleblowing Channels and Whistleblower Protection

Baozun has established the Disciplinary Inspection and Supervision department, which reports directly to the Board of Directors on the progress and implementation of business ethics work regarding the discovery of clues, acceptance of cases, investigation and communication, and conclusion handling. The Company takes real-name or anonymous tip-offs of actual or suspected violations from full-time employees, informal staff (part-time, interns, labor dispatched workers), customers, suppliers, and partners that have business dealings with the Company. We have established whistleblowing channels and encourage the reporting of business ethics violations, corruption and bribery. The monitoring and reporting channels include phone, official WeChat account, e-mail and correspondence.

The Company will respond to the report within 3 working days upon receipt and carry out the investigation as well as evidence collection within the scope permitted by law and the Company's system.

Reporting Channels

Reporting Number	15-316-222-110
Reporting e-mail address	jubao@baozun.com
Official WeChat account	Baozun Inc.
Report via letter by sending to Baozun Inc.	Discipline Inspection and Supervision Department Digital Intelligence Building, 15/F, Building B, Lane 510, Jiangchang West Road, Jing'an District, Shanghai, China

Meanwhile, we have formulated the *System of Baozun Protection and Rewards of Whistleblowers* to ensure the confidentiality of informer's personal information and all data provided by them. This measure is aimed at preventing any unfair treatment such as dismissal, demotion, suspension, intimidation, harassment, or retaliation of any other form against employees or outsiders who lawfully report wrongdoing. We are committed to holding accountable anyone who retaliates against informers or relevant witnesses. Consequences for such actions may include, but are not limited to, dismissal, termination of the labor contract, and if necessary, referral to judicial authorities for further action.

2023 Business Ethics Highlights

During the reporting period, Baozun has observed the following:

- **0** cases of unfair competition sanction[1], **0** cases of employee corruption[2], **0** cases of supply chain corruption

Note

[1]. Referring to the number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period.

[2]. Referring to the number of corruption cases brought and concluded against the issuer or its employees during the reporting period.

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 24 Providing High-Quality Services with Innovation Excellence Innovation is the cornerstone of Baozun's current success and future growth. Aligned with the vision of "Technology Empowers the Future Success," Baozun closely follows the needs of its brand clients. Powered by innovation, Baozun creates comprehensive business solutions to assist brands in connecting with customers around the world, ultimately shaping the future of digital commerce.

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 25 R&D and Innovation Serving a global customer base, Baozun is committed to offering comprehensive e-commerce solutions to diverse omnichannel brands. To achieve this, we prioritize new products and technologies, leveraging open connectivity and robust management as catalysts for innovation. Our goal is to foster sustainable growth by collaborating with brand partners and consumers to invigorate both the e-commerce and physical economy sectors. Innovative Products and Services In line with our innovative development strategy, Baozun leverages the latest trends in e-commerce to deliver omnichannel digital experiences to our customers. The cutting-edge solutions we provide to brand partners create new avenues for business growth through future-oriented technological innovation. In 2023, we upgraded our IT products, launching BBI 2.0 and making further enhancements to the BOCDOP brand, supported by Baozun's extensive technical expertise. We have developed a technology-driven omnichannel digital product and service, continuously advancing multi-cloud construction. Our aim is to deliver genuine value to brand partners and consumers through "good technology" and "good service." • BBI, our big data product, has undergone comprehensive upgrades to ensure thorough, precise, real-time and refined data analysis. By partnering with industry-prominent partners in 2023, we have achieved stable access to omnichannel data through ecological cooperation. • BBI 2.0 introduces significant enhancements, including detailed analysis of daily store operations, upgraded data analysis capabilities for major promotions, stable and accurate data collection capabilities, and rich promotion themes for major promotions. • BOCDOP is an omni-channel digital technology service brand based on the dual middle platforms of business and data, which is oriented to business results. • BOCDOP is committed to empowering more brands to achieve omnichannel retail digital transformation through three core elements: DTC comprehensive solutions, omni-channel operation solutions, and data intelligence applications. • During the reporting period, Baozun completed the construction of multi-cloud capabilities, signifying its capacity for public cloud deployment and integration of production lines into a multi-cloud adaptation layer, laying the groundwork for overseas business and IT commercialization. • Improve process management and enhance organizational collaboration efficiency by creating multi-cloud closed-loop processes, multi-cloud scenario-based processes, and standardization of multi-cloud standards. BBI 2.0 Multi-Cloud Construction BOCDOP

PB 宝尊电商 2023 年度可持续发展报告 25 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 25 Providing High-Quality Services with Innovation Excellence 26 Store Operations Warehousing and Logistics Digital Marketing Private Brand Domain Building - UNEX Omni-channel Product Management - PIM Omni-channel Order Management - OMS Omni-channel Membership Management - CRM Store Digitalization O2O Business Data Intelligence BI Douyin Livestream Assistant AI Data Algorithm Southeast Asia OMS/O2O Project Execution and Delivery System Security Guarantee Operation and Maintenance Services Hosting Cloud Computing Services Light Consultation Services Brand Customization Implementation Brand-exclusive Service Resources Software Operation and Maintenance Services Baozun Omni-channel Digital Operation Platform During the reporting period, Baozun continued to optimize and upgrade its technological brand "BOCDOP" aiming to offer new standardized solutions and services. BOCDOP fully incorporates Baozun's full range of technological capabilities, focusing on the differentiated business placement between different channels and the integration of online and offline omni-channels. It also focuses on the comprehensive integration of multiple business forms (in-store e-commerce, social media e-commerce, physical store operations, etc.) and the hierarchical authorization of multi-organizational operational forms (the Group organization, self-operated brands, TP operation, etc.), as well as the comprehensive integrated management of back-end merchandise operations, order fulfillment, inventory management, and so on for multiple channels. We are dedicated to empowering digital transformation for a broader global retail market. BOCDOP is currently in full operation and is working with prominent global industry brands to provide brand customers with omni-domain, omni-channel and omni-link technology services. In order to enable brands to respond better to the complex new retail business scenarios and to open up the full chain of e-commerce operations, BOCDOP has launched three major tools to cover the integrated solutions for end-to-end digital business of solution; BOCDOP is currently in full operation and is working with top global industry brands to provide brand customers with omni-domain, omni-channel and omni-link technology services: 1) Comprehensive consumer-centric DTC solutions; 2) Omni-channel operational solutions focusing on the rapid expansion of channel business and the improvement of operational efficiency; 3) Application of data intelligence focused around big data model algorithms and cutting-edge technology innovation. BOCDOP: Enabling Digital Transformation of Omnichannel Retail R&D delivery efficiency and quality are continually being improved at Baozun through constant refinement of its R&D mechanism. During the reporting period, the Company updated the TIC Quality Management System, which outlines standards for R&D processes, quality delivery, business monitoring and operations, and incident management. In terms of organizational structure, we have established a delivery center so customers can get their delivery resources centrally managed, facilitate remote and rapid response of delivery resources, promote standard implementation methods for mature products, and introduce project performance evaluation mechanisms so resources are used efficiently and projects are delivered quickly. Marketing Applets Membership applet Tmall applet Douyin applet Digitalized Store O2O Cloud Store (Online Store) Intelligent Sales Assistant & Guide Store Social Media Presence Domain-wide Membership Marketing Domain-wide Membership Integration Marketing Automation Precision Marketing Private Brand Domain Official brand mall Brand applet mall SCPM Omni-channel BI Comprehensive, multi-level business data collection and analysis capacity Highly flexible visual analytics platform Smart AI Retail Engine Intelligent product selection, intelligent scheduling wall Private domain product recommendation Omni-channel Product Management Product data asset management Price and campaign intensification Cross-organizational end-to-end collaboration Intelligent product management and handling Rapid omni-channel updates Omni-channel Order Management Omni-channel order consolidation Site-wide promotion system Rapid expansion on new platforms Intelligent routing support Multi-business model support Omni-channel Integration of Business and Finance Automated financial and accounting consolidation 2C Receipt Verification Verification slips Automated cross-entity splitting of accounts Omni-channel Inventory Management Internet-based real-time inventory consolidation Comprehensive inventory security protection & guarantee Flexible stocking strategy support Automated stock replenishment and automated dispatch Consumer Reach Consumer Reach Intelligent Decision-making

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 27 Intellectual Property Protection Supporting the Development of the E-commerce Industry The Company strictly adheres to the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China, the Copyright Law of the People's Republic of China and other applicable laws and regulations and formulates the Intellectual Property Manual to strengthen the management and protection of the Company’s intellectual property rights such as patents, copyright to software programs and other intellectual property rights from infringement, and to avoid infringement of other’s intellectual property rights, thereby protecting the Company's competitive advantage and brand reputation. We take preventive measures against infringement and carry out actions such as competitive product screening and similar patent application checking to reduce our own infringement risks. We have established management systems such as the Incentives for TIC Patent Applications to provide incentives and rewards for technical R&D personnel and encourage technological innovation. We provide our employees with Patent Application Handbook and conduct special lectures on patent knowledge, introduce the patent application process, patent types, and requirements in detail to our employees, convey knowledge of intellectual property rights to our employees, and encourage our employees to participate in patent applications actively. As the largest e-commerce services provider in China, Baozun is committed to facilitating interconnection and communication within the industry for mutual growth. We participate in industry exhibitions, forums, and other activities to promote the prosperous growth of e-commerce by actively communicating with all relevant parties. It has always been Baozun's philosophy to "achieve greatness together," to empower its brand partners, and to work with them in a mutually beneficial manner. During the reporting period, Baozun and Bloomberg Business Week co-organized the 7th Global Brand E-commerce Summit, themed "Excellence to Extraordinary." Experts and industry-renowned figures shared their approaches and experiences during the summit. Throughout the summit, we explored four dimensions of commercial logic: superpartners, super brands, innovative achievements beyond the ordinary, and extraordinary inspiration behind extraordinary accomplishments by brands, companies, and platforms. Established by Baozun, the summit has been a benchmark for brand e-commerce discussions and practices in contemplating and practicing progressive views and trends for many years. In addition, Baozun delivered a keynote speech at the 2023 Golden Investment Award International Creative Festival titled "Creative Leveraging Business, Content Locking Growth". This speech highlighted the new characteristics of content e-commerce and emphasized the importance of generating creative content stories to establish a stronger emotional connection with consumers. In light of this trend, Baozun established a creative content business center to assist customers in integrating content, creativity, and business operations. Through roundtable discussions, Baozun also shared insights into new modes of consumer experiential shopping and our own creative marketing experiences. The goal is to create a closed-loop, mutually-driven, and sustainable growth engine for creativity and business operations. • accumulated 75 patent applications and 321computer software publications • 8 new patent applications and 62computer software publications 2023 R&D Innovation Highlights As of December 31, 2023, Baozun has Keynote Speech at the 7th Global Brand E-commerce Summit Specialized Forum Discussion at the Golden Investment Award International Creative Festival

Providing High-Quality Services with Innovation Excellence 28

Industry Awards Received by Baozun in 2023 (Selected)

Awards Received		Awarded by
ECI Awards (Gold Award for Product Innovation, Bronze Award for Marketing Innovation)		International Entrepreneurs, Creatives & Innovators Association (IECIA)
CAMA China Advertising Marketing Awards (Interactive Experience Service Team of the Year, Digital Marketing Team of the Year, Bronze Award for Integrated Media Effectiveness)		CHINA Advertising Magazine
M360 Award (Gold Award for Digital Smart Products, Silver Award for Full Chain Business Growth Dealers, Silver Award for Private Sector E-Commerce Growth)		Media 360
ADMEN International Awards		ADMEN Group
Golden Sound Award (Best Online Customer Service Solution in China 2023)		51 Callcenter
ROI Festival (Gold and Bronze Awards in the Effective Delivery Optimization Track)		ROI Festival

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 29 Customer Service Baozun provides one-stop e-commerce operation solutions for brand partners, integrating consumer-brand interaction throughout the process to build a bridge of communication between brands and consumers. With a focus on customer satisfaction, Baozun strives to provide quality services to consumers and brands alike. Baozun brand management company Gap China offers comprehensive offline customer service to customers in physical stores to enhance the customer experience. To elevated customer satisfaction, we continuously refine our customer service management system and enhance the capability of our customer service team through innovative technology. During the reporting period, Baozun was honored with awards such as "China's Best Online Customer Service Solution for 2023" and the "China's Best Customer Contact Center Management Award" at the 16th Golden Sound Awards ceremony and international summit organized by 51Callcenter under the guidance of departments such as the Ministry of Industry and Information Technology and the Ministry of Human Resources and Social Security, among others. Our Service Users We have developed the Baozun Customer Service Operation Management System to standardize the customer service management process. At the same time, we have established the Customer Service Violation Complaint and Handling Measures, set up response standards and handling procedures for customer service operation emergencies, and stipulated corresponding handling channels as well as measures for different levels of emergencies, to reduce the economic losses caused by improper handling or violations by customer service personnel. This will also enhance consumer satisfaction. To provide a convenient feedback channel for our brand partners, we have established the Customer Complaint Management Mechanism, which focuses on listening to their suggestions for improvement. By conducting satisfaction surveys with our brand partners, we make timely adjustments and improvements based on customer feedback, and we continuously refine our services. We prioritize understanding the needs of our brand partners. We have implemented a quality management system called Net Promoter Score (NPS) for our core brand clients. We diagnose the pain points of our core clients' satisfaction with targeted interviews and multidimensional quantitative questionnaires, develop effective improvement plans, establish a long-term relationship-oriented customer experience monitoring system, and continuously improve the quality of our service. Establishing a Comprehensive Customer Service System Providing consumers with a better shopping experience Consumers Building a bridge between brands and consumers Baozun Inc. Providing brands with one-stop solutions for e-commerce operations Brand Partners Standardized Management System Customer Service Team Development Technological Enhancement For consumers, we focus on the four management elements of leadership and planning, process, personnel, and performance, and have established a standard system structure for Baozun customer management. We have set up a customer service committee, which includes not only senior employees in the field of customer service, but also members with professional backgrounds in data analysis, SOP development, new project construction, quality control and site management, etc., so as to break the boundaries of industry experience and provide diagnosis and solutions for customer service problems in multiple industries.

PB 宝尊电商 2023 年度可持续发展报告 29 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 29 Providing High-Quality Services with Innovation Excellence 30 Creating a High-Quality Customer Service Team Creating a high-quality customer service team is fundamental to delivering excellent customer service to both consumers and brand partners. We have established a comprehensive employee development system and designed a learning map for customer service personnel, providing targeted training and skill enhancement for new, existing, and newly promoted customer service managers. Our Customer Service Committee regularly organizes specialized workshops to share insights and best practices in customer service management. During the reporting period, the Company conducted 2,169 training sessions for new customer service employees, achieving a 100% training coverage rate with a total training duration of 4,512 hours. We have established both internal and external certification projects for customer service personnel, including the prestigious Customer Operations Performance Center (COPC) management standard system certification, and a customer service elite certification system. Each year, during the annual Customer Service Committee meeting, the Company holds a certification ceremony for employees who have successfully obtained these professional certifications. The COPC® Customer Service Provider Standard is globally recognized as the authoritative standard for assessing customer service performance and management. Through our collaboration with COPC, we provided "COPC® Customer Experience Best Practices Training" to our employees. During the reporting period, ten employees participated in this off-the-job training, all of whom scored above 90% and passed the certification. They obtained the COPC Customer Experience Navigator qualification certificate, significantly enhancing the professionalism of our customer service team. Customer Service Staff Learning Map New Customer Service Staff On-board Customer Service Staff Customer Service Management Positions Training for New Customer Service Staff Through a combination of online courses, offline training, and examinations, we help new customer service staff quickly understand the rules of major platforms and master the basic abilities of customer service Plan for On-board Customer Service Staff In addition to courses on business and service, we offer diversified and engaging training sessions, including interactive and game-based formats, to comprehensively enhance the overall ability of customer service staff Analysis of Newly Promoted Customer Service Managers We provide targeted training for newly promoted customer service managers to help them swiftly transition into their managerial roles and gain a comprehensive understanding of training, performance, and other institutional norms Customer Service Database We provide a comprehensive introduction to customer service positions, along with a fragmented knowledge inquiry function, which serves as a valuable knowledge base for those entering the field of customer service Tools Training To help customer service staff grasp Baozun's innovative and intelligent platform tools as quickly as possible Customer Service Management Sharing Session To help customer service team leaders understand the new rules and regulations of the platform, share their management experience and expertise, and improve their overall management skills

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 31 During the reporting period, we refined our internal customer service elite certification system according to business needs. We introduced seven certification projects, including hotlines, input skills, business English, training skills, AI intelligence trainers, after-sales capabilities, and office skills, each of which included three certification levels: "rookie," "expert," and "master." To assist employees in gauging their professional levels and enhancing their capabilities, we developed an ability model encompassing key performance indicators (KPIs), overall contributions, knowledge dissemination, management cognition, and professional capabilities. By the end of the reporting period, the Company had conducted three certification rounds, effectively certifying 1,646 individuals. In our efforts to build a robust reserve of customer service talent, we continue to develop regional comprehensive operation centers. Upholding a long-term strategy of decentralizing operations across multiple regions, we leverage the advantages of multi-location recruitment and maintain flexibility in resource allocation to meet sudden demands. Collaborating with local colleges and universities, we develop practical teaching facilities to improve students' comprehensive quality and skills, proactively building a pool of potential reserve forces to foster the sustainable development of talent and the e-commerce industry as a whole. Technology Enables the Improvement of Customer Service Competence Drawing upon years of accumulated experience in customer service and a keen focus on cutting-edge technology trends, Baozun continues to integrate new technologies into business scenarios, thereby equipping customer service staff with new content through technology and innovation, to provide consumers with a better shopping experience. During the reporting period, the Company conducted multiple upgrades to its self-developed integrated management platform, S-ANY, focusing on monitoring mechanisms, automatic information synchronization, and high-risk alarms, further improving its efficiency and quality of customer service. Leveraging intelligent quality inspection features of the S-ANY platform, we achieve AI-powered full-scale quality inspection, multidimensional automatic analysis of abnormal sessions, and service visualization inspection, thereby improving the efficiency of customer service quality inspection. We actively embrace the AI wave and vigorously promote the application of AI-generated content (AIGC) in customer service, resulting in significant improvements in efficiency, enhanced satisfaction, and increased sales capabilities. In April 2023, Baozun obtained comprehensive access to ChatGPT 4.0 through official certification and authorization from Microsoft. This integration enabled the application of AI technology in various scenarios, including robot configuration, optimization of customer service scripts, and implementation of other features. Currently, e-commerce dialogue scenarios require a higher level of intelligence from customer service agents. There are several disadvantages to the conventional "all-manual" approach, such as low configuration efficiency and a large script volume. By fully harnessing the technical potential of AIGC, we can automatically produce scripts in batches, improving configuration efficiency by more than three times and effectively meeting the requirements of full-scale item configuration. During the "Double 11" sales period in 2023, peak AI satisfaction rates increased by 6%, peak AI resolution rates increased by 3%, and peak AI conversion rates increased by 2.7%. This improvement not only enhances efficiency but also boosts customer satisfaction, increases in-store traffic, generates substantial sales conversions, and achieves a further upgrade in e-commerce business customer service capabilities. Enhancing Customer Service Management Capabilities with AIGC Reduce AI training cost inputs Improvement in reception satisfaction Increase of store improvement efficiency Productivity enhancement for analytics Upgrading of sales competence Application Scenarios Fully automated creation of product copy Automated output of standardized reports Extensive questioning and knowledge base for bots AI trainers automate most of their work Operational Improvements Semi-Automated Communication Optimization ▪ Focus on specific product selling points ▪ Optimization according to brand identity Comprehensive improvement of the accuracy of the VOC analysis model Implementing mass VOC analysis of our stores and competitive products Assistance with editing Excel formulas and macro codes Efficient search for various types of training resources ▪ ashion and Styling Tips ▪ akeup Tips ▪ ther technical training Enhanced Robot Configuration Optimize Customer Service Discourse Diversified Training Materials Comprehensive Enhancement of Data Analysis VOC Analysis

PB 宝尊电商 2023 年度可持续发展报告 31 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 31 Providing High-Quality Services with Innovation Excellence 32 Moreover, in response to the market trend of retail digitization, Baozun relies on its industry-advanced digital R&D and operations capabilities to continuously provide brands with refined ser vices. These ser vices include utilizing advanced digital technology for online activity planning and operations, industry and competitor insight analysis, customized product selection, and overall operational strategy. Baozun helps brands upgrade their business models and achieve high-quality business growth by utilizing omnichannel market strategies, technology-enabled creative interactive marketing, and various other approaches. S-ANY is the Company's self-developed intelligent customer service management system, comprising modules such as Workforce Management (WFM), Work Order Management (WOM), Real-time Quality Control (RQC), Training and Performance Simulation (TPS), and Ability Improvement Management (AIM). The system allows us to monitor customer service in real-time from the Group's customer service central control room, achieve refined management of customer service resources, real-time monitor customer service quality and other functions. This enhances management efficiency, reduces complaint risks, and improves service quality. Among them, Real-time Quality Control (RQC) is a comprehensive quality control mechanism for service conversations, which can provide real-time feedback to supervisors on service-related conversations that require attention matching with preset scenarios, facilitating real-time analysis and coaching, thus ensuring customer service quality and reducing the risk of complaints concerning public opinion. During the reporting period, the system monitored a total of 4.76 million chat records, with a correct detection rate of 98% for high-risk scenarios, thus ensuring service quality and improving customer satisfaction. S-ANY: Realization of Intelligent, Visual, and Real-time Customer Service Management

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 33 Responsible Marketing Responsible marketing means providing consumers with factual and accurate product and marketing information, which is essential for customer service. Baozun serves as a bridge between brand partners and consumers by managing customer service for our brand partners. Therefore, responsible marketing is both a compliance requirement for Baozun in serving brand partners and a responsibility to ensure that consumers receive accurate and true information about products. As part of its active measures in exercising strict compliance with the Law on Consumer Rights and Interests of the People's Republic of China, Baozun has created a manual and AI dual-responsibility customer service model to ensure that consumers receive accurate and true product information and that the marketing process does not involve misleading, exaggerating, or deceptive behaviors. We conduct marketing compliance training for all of our customer service personnel and live stream staff, to enhance the customer service personnel's awareness of responsible marketing. We have also formulated the Procedures of AI Configuration for AI customer service, on which we set up verification steps for fine configuration processes and plans in the standardization process. We strictly review product information and promotion information, so as to ensure the authenticity and accuracy of the information externally provided. Responsible Marketing Strategy Process of Responsible Marketing Training for Customer Service Personnel Customer Service Training A I Enhancement Integrating responsible marketing into our regular customer service training system, with a commitment to ensuring the accuracy of product information provided to consumers Responsible marketing is integrated into the regular customer service training system, with a total of 3 online and offline training courses for marketing compliance Each store conducts product information accuracy training for its customer service personnel and live stream staff to ensure that the product information provided to consumers is consistent with the standard product introduction provided by brand partners Using AI to generate rigorous reviews of product and marketing information, thus ensuring timely and detailed information updates Training on responsible marketing awareness Training on product information accuracy

PB 宝尊电商 2023 年度可持续发展报告 33 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 33 Providing High-Quality Services with Innovation Excellence 34 Data Security and Privacy Protection Baozun Information Security Management Framework Information Security Management System As a company specializing on e-commerce and technological R&D solutions, Baozun places significant emphasis on data security and customer privacy protection. We continuously promote the establishment of information security. Utilizing ISO27001 standards as our foundation, we have built a comprehensive information security management system and established a robust organizational structure and design. We complete external audit and management system certification once every year, and through information security culture development, we raise awareness of information security risk prevention among all staff. Baozun strictly adheres to the Internet Security Law of the People's Republic of China, Personal Information Protection Law of the People's Republic of China, Data Security Law of the People's Republic of China, Basic Requirements for Protection of Information Security Technology Information System Security Level, Information Security Technology - Personal Information Security Specification, Data Exit Security Assessment Measures and General Data Protection Regulation (GDPR) of the European Union as well as other laws, regulations and standards related to information security and privacy protection. During the reporting period, the Company has not been punished by relevant authorities for violating rules and regulations pertaining to information security and privacy protection. We have established an information security management system that is applicable to Baozun Inc. and all its subsidiaries and variable interest entities, and regularly review and revise the system every year to conform to the latest requirements of relevant laws and regulations. Our information security management involves 51 system documents such as Baozun Data Security Management Specification, Baozun User Privacy Security Management Regulations and Baozun Personal Information De-Identification Standards, covering the establishment of information security areas such as data security and network security. In addition, we manage several key elements such as access, storage, transmission, encryption, backup and recovery of data information. Regarding information security management structure, we have established the Information Security Management Committee as the highest decision-making body for information security management, which is fully in charge of our information security and privacy protection work. The Committee reports directly to the Board of Directors on information security-related matters. Highest Decision-making Body for Information Security Consists of the Chief Security Officer (CSO) and all relevant department heads Decision-making and Supervision of Major Information Security Matters Appointed by the Information Security Management Committee Day-to-day Information Security Management, Construction, Supervision and Assessment Information Security Department Promotion of intra-departmental security policy and control measures Heads of relevant departments Information Security Management Committee (Data Security Committee) Information Security Management Representative Information Security Department Heads of Relevant Departments Executive Level Management Level

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 35 Regarding information culture security and compliance development, we strive to raise awareness of information security among all employees and provide cyber security, information security, and personal privacy-related compliance training and advocacy for our employees. Baozun holds cyber security and privacy training twice a year, coordinated and followed up by the Information Security Management Committee, with 100% employee training coverage. In addition, our suppliers and contractors have also signed information confidentiality agreements with us to ensure that private information is not disclosed to third parties. We review our data security measures in accordance with advanced domestic and international standards and continue to promote data security management certification to improve the information security management level of the Company. During the reporting period, our Information Security Management System and Privacy Information Management System had been certified according to ISO 27001 and ISO 27701, respectively. We expanded the coverage of the cyber security level protection assessment (Level 3), and added five subsystems such as UAC graded protection assessment. By the end of the reporting period, a total of 15 subsystems of the six major systems had passed the certification audit of the national evaluation agency. 2023 Baozun Data and Privacy Protection Certification Status • Conducted a total of 44 internal and external penetration tests for information security • Carried out 1 data leakage emergency response drill • Conducted 2 trainings and promotions related to user privacy and data security, covering 14,129 full-time employees • Conducted information security and privacy protection awareness training for 1,473 new employees Highlights of Baozun Data and Privacy Protection Performance in 2023: As of December 31, 2023, Baozun Inc. has: Certification Type Scope of Certification ISO 27001 Information Security Management System We have obtained dual certifications for internal core management systems related to the development, operation maintenance, and operation management of Internet e-commerce platforms, including order management, warehouse management, customer marketing, business management for consumer information, employee information storage, and access middleware. ISO 27701 Privacy Information Management System Cyber Security Level Protection Assessment (Level 3) Baozun E-commerce Trading System, Baozun E-commerce Full Chain Business System, Baozun E-commerce Operation Service System, Baozun E-commerce Basic Security Support Platform, Baotong LMIS Logistics Information Management System, and Baotong WMS Warehouse Management System.

PB 宝尊电商 2023 年度可持续发展报告 35 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 35 Providing High-Quality Services with Innovation Excellence 36 Key Security Measures and Actions for Information Security Data Security Management and Emergency Response In this digital era, Baozun firmly upholds its commitment to data protection, continuously improves our data security management capabilities, safeguards our partners' and consumers' privacy and security, and contributes to constructing a safe and healthy cyber ecosystem. We carry out data management through diversified means and technical upgrades and establish emergency response mechanisms to prevent data leakage from protecting the company's and our partners' data security. Data Identification and Classification Data is classified into 4 levels, including top secret, confidential, secret, and open for internal access; all top secret, confidential, and private information are under control. Data Encryption We implement effective encryption measures, such as password security and key security, to ensure the confidentiality of important data information transmitted and stored on business platforms. Setting the Scope of Data Disclosure Top secret data is only accessible to specific important individuals within the Company and requires CEO approval for internal access. Confidential data is only accessible by internal staff within relevant departments, and others have no access. Secret data is restricted to the relevant departments and cannot be accessed by other departments. With the recall of all employees' computer administrator rights and USB rights, employees are not allowed to install and download software on company computers and transfer data via mobile hard disk. Computer Access Control Computer Protection Software Upgrade Employees' computers are updated and installed with Kaspersky antivirus software that provides greater protection. The virus database is updated as often as 6 hours/time. For essential customer data, DLP data leakage prevention software is added. Third-party Data Usage Control Third parties are bound by contract to their responsibilities and obligations in the use of data, obtaining authorization from the data owner in advance, and maintaining a complete record of data sharing. We do not rent, sell, or provide any data information to third parties except for the completion of necessary services. Data Access Control We adopt the principle of least privilege to enable permissions for employees, and the authorization and adjustment of employee permissions are subject to approval before operation. Accounts are promptly disabled after an employee is transferred or leaves the Company. We review account permissions once every six months to ensure a reasonable range of access rights and implement two-factor authentication for account login to strengthen data access security.

PB 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 37 Data leakage prevention is one of the key tasks in information security management. We have established and improved the data security emergency response system and set up an emergency response execution team (including the front-end business team, back-end IT team, and information security team members). We regularly update the Data Leakage Emergency Response Plan based on actual needs and conduct at least 1 data leakage drills every year for various business scenarios prone to data leakage to strengthen the staff's information security awareness and ensure the smooth operation of the emergency response mechanism. To address the risk of network vulnerability, we have formulated a series of systems such as Baozun Internet Management Regulations and Baozun Loophole Repair Management Regulations, which stipulate network structure security, segmentation of network area, network behavior management, equipment security configuration and other security construction requirements to reduce cyber risks. At the same time, we have created a seamless vulnerability handling operation process, adopting a division of labor and cooperation among "product managers/project managers", information security teams, as well as developers/operations and maintenance staff, so as to effectively prevent and handle external cyber-attacks while cooperating in vulnerability monitoring and recovery work. Furthermore, we conduct internal and external infiltration tests annually according to the project requirements and send the reports to the project related parties (development, operation, and maintenance teams) for vulnerability evaluation before scheduling maintenance sessions, thereby eliminating potential risks of data leakage. We also conduct comprehensive loophole mining and targeted reinforcement to eliminate data leakage hazards. During the reporting period, Baozun conducted information security risk assessments for 7 corporate offices and subsidiaries, identified areas for improvement, and developed corrective action plans. We also completed 43 external information security requests from brand partners, which involved the submission of information security questionnaires, reviewing contract information security clauses, providing qualification material for security certifications, and conducting on-site audits.

PB 宝尊电商 2023 年度可持续发展报告 37 宝尊电商 2023 年度可持续发展报告 Providing High-Quality Services with Innovation Excellence 37 Providing High-Quality Services with Innovation Excellence 38 Employee and User Privacy Protection Baozun builds its management structure according to ISO 27701 privacy information management system, respects the rights and interests of personal data, and carries out the whole life cycle protection of personal information in all aspects such as collection, transmission and storage, use, sharing and deletion based on the principles of express consent, minimum necessity, openness and transparency, ensuring security and subject participation. We are mindful of the changes in privacy protection-related policies and continuously improve our own management in accordance with the requirements stipulated by regulations and policies. We incorporated privacy protection components into more top-level information security system documents, including the Baozun Information Security and Privacy Policy, the Baozun Information Security and Privacy Management Manual, and the Information Security and Privacy Organization Management Regulations. The Company has formulated the Baozun Group Account Management System to strengthen account management further. Based on the account operations authority, the Company classifies the risk level of all store accounts operated by Baozun, assigns corresponding authorities based on job responsibilities, prohibits private sharing and operations, and carries out regular account inspections to reduce the risks caused by account management problems. To unify the protection of confidential information of customers, we have also established a privacy service system (PII) which separates the personal information within the system and unifies security controls by authority, to reduce risks of data leakage. In addition, we conduct user privacy protection training twice a year for all employees on the eve of the "618" and "Double 11" sales promotion events, including our user privacy security principles, User privacy data operation specifications, and violation reporting channels. The training is followed up by the Company's Information Security Management Committee, which aims to enhance employees’ awareness and ability to protect user privacy. Our User Privacy and Security Principles Express Consent Minimum Necessity Open and Transparent Safety Assurance Subject Participation Explain to users the purpose, manner, scope and other regulations for the processing of personal information, and seek their express consent before collecting the information. A specific, clear, and unambiguous expression of consent must be given by the individual with full knowledge of the processing of their personal information. Only the minimum amount and type of personal information necessary to satisfy the original purpose shall be processed. Personal information shall be promptly deleted after the purpose is achieved. To have security competencies that match the security risks faced, and to take adequate management measures and technical means to safeguard the confidentiality, integrity, and usability of personal information. Enabling subjects who provide personal information to inquire, correct, and remove their personal information, as well as withdraw authorized consent, cancel accounts, file complaints, etc. Provide clear, understandable, and reasonable disclosures of the scope, purpose, and rules of how personal information is handled, with external supervision.

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 39 Building a Better Future with Shared Value Creation Baozun attaches importance to the shared creation of corporate value and social value. We value every fellow employee, work together with partners in our sustainable supply chain, actively practice social welfare, cultivate talents in the industry, and work together with various stakeholders to create and build a better future.

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 40 Employee Responsibility At Baozun, our employees are our most valuable assets, the cornerstone of a happy workplace, and the main force for the sustainable development of Baozun. We protect our employees' legal rights and interests while offering diverse benefits to make them to experience the concept of "Happy Life at Baozun." We look after every employee, emphasizing occupational health and safety in our operations and providing a diversified and inclusive working environment for them. We have established the Baozun Capacity Development Center training system to create a vast career platform for our employees. It provides fair promotion channels and a broader platform for their growth and development. Employee Rights and Benefits In strict adherence to laws and regulations such as the Labor Law of the People's Republic of China and the Labor Contract Law of the People's Republic of China, Baozun protects the legal rights and interests of employees, formulates internal systems such as the Employee Handbook, actively implements various employee welfare policies, and provides employees with work support, healthcare incentives, learning and improvement opportunities, and other corporate welfare based on protecting their legal rights such as obtaining labor compensation and enjoying the legally required five insurances and one fund. Adhering to the principle of fairness, justice and openness during recruitment and employment and promising to provide equal opportunities in terms of recruitment, employment, promotion, transfer, salary, etc., the Company does not discriminate or treat employees differently due to age, gender, country/region of origin, religious belief, marital status, etc., and prohibits the employment of child labor or forced labor. Overview of Employee Employment and the Basic Rights System • Recruitment: We agree to conduct employment in accordance with the laws and regulations of each operating region and the relevant terms in the employment contracts with employees. • Dismissal: We have established a standardized dismissal management and termination process to fully protect employees' legal rights and interests during termination processes. • Remuneration: The Company has implemented fixed salary management for specific positions. • Work Hours: A standard working hour system, a comprehensive working hour system, and an irregular working hour system may be implemented based on the type of work. • Leave: Employees are entitled to national holidays and paid leave, including marriage leave, maternity leave, sick leave, paternity leave, additional welfare annual leave, additional welfare leave, and long-service leave as per the law. • Promotion: We offer open and transparent promotion channels, encouraging employees to analyze and identify their career goals to determine the most suitable career path. • Talent Inventory: We conduct annual performance evaluations and communication with managers through an internal talent identification process. • Training System: The Baozun Capacity Development Center has been established to provide strong support for staff development. Recruitment Management Promotion Development Work Hours and Leave

40 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 41 To better protect the rights and interests of employees in terms of labor remuneration, work hours, holidays and leave, social insurance, and so on, the Company has entered into a number of collective contracts with the labor union, including the Collective Contract, the Special Collective Contract on Wages, and the Special Collective Contract on the Special Interests of Female Employees, and submitted them to the Shanghai Human Resources and Social Security Bureau for the record. As of the end of the reporting period, the total number of employees of the Company reached 7,827. Throughout this period, there were no violations of laws and regulations related to hiring and dismissal of employees, work hours and holidays, promotion and equal opportunities, anti-discrimination and workplace diversity, child labor, forced labor, and other labor guidelines, nor was there any litigation case arising from the above matters. In terms of employee welfare, we have been actively implementing various policies for employees, providing various incentives in the form of free shuttle bus services to guarantee employees' legal rights, such as obtaining labor remuneration while enjoying the five insurance and one fund stipulated by law. The healthcare incentive plan forms an important part of Baozun's welfare policy, and we hope to provide an extra of protection for our employees through commercial insurance. The Company purchases employer's liability insurance for employees (including regular and part-time employees), commercial insurance for regular employees, and intern liability insurance for interns. In addition, we also grant employees annual leave in addition to statutory holidays, with 12 days of fully paid sick leave per year (1 day per month). Furthermore, based on the duration of employment, employees who have served for more than three years are granted 1 to 5 days of service leave along with a certificate of recognition. Employees with 3 to 10 years of service receive a certificate for 1 to 5 days of seniority leave, and extra bonus points are given to those with over 10 years of service. Commercial insurance Vacation gift packages Free health check-ups Transportation allowance/lunch allowance Annual leave Baozun Capacity Development Center Seniority leave Friday cultural afternoon tea sessions Free shuttle bus Happy Life at Baozun service Birthday greetings Maternity leave Internal purchases by employees Family Day Access to fitness gym Lactation rooms Employee Benefits Overview

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 42 As part of our commitment to fostering a vibrant and enriching working environment for our employees, we organize a variety of activities to assist them in achieving a balance between their work and personal lives. We have arranged activities such as Friday cultural afternoon tea sessions, The Baozun tabloid, and other programs centered around employee care to convey Baozun's corporate culture and support employees to achieve work-life balance. A variety of entertainment activities, including singing competitions, will continue to be organized by Baozun to promote internal communication among employees, boost organizational vitality, and foster a unique corporate culture. This will allow Baozun employees to showcase their talents to the fullest extent possible. In 2023, Baozun held the first "Sing! Baozun" Singing Competition with the theme "Singing Extraordinarily." The competition was open to all Baozun employees worldwide and ran for three months. It received enthusiastic responses in six major regions, including Hong Kong SAR, Taiwan Province, and Southeast Asia. A total of nearly 70 contestants submitted their works and initiated online voting in the preliminary stage, attracting nearly 20,000 viewers participating in voting with over 27,000 views. The total views of the activity was nearly 70,000. We hold activities for Baozun Family Day annually, inviting employees and their families to participate on-site at the Company. Families of Baozun employees can thereby gain insight into the working environment and content in Baozun, while also immersing themselves in the Company's corporate culture. In 2023, we combined Family Day with the theme of mental health awareness to offer employees and their families a range of games aimed at enhancing psychological health and well-being with fresh feelings and experiences. The activities scheduled for this year's Family Day include the Baozun Lecture Hall, a charity sale, the "Billion Vibrancy" market, special brand sales, various games, etc. "Sing! Baozun" Singing Competition Mental Health Awareness Carnival - Happy Family Day Photos from the 2023 Baozun Family Day

42 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 43 Employee Communication Employee Diversity Fostering an effective employee communication is a priority for us, and we have developed an open and transparent communication system to listen to the voices of our employees and address their concerns. The system also helps us to create an open, transparent, and reliable work atmosphere. We set up a labor union and organized a representative staff meeting where suggestions, opinions, and ideas are received and communicated through various channels promptly. At the same time, we also conduct semi-annual executive communication meetings with the participation of staff in senior managerial positions and above to summarize and organize the feedback from employees over the past six months. This enables us to continuously improve our corporate governance and communication capacity so that our employees can achieve greater satisfaction and happiness. To enhance communications between senior executives and employees, Baozun organized three executive lunches during the reporting period. Executive lunches were held on a regular basis, where members of the senior management team were invited as guests to engage in face-to-face communication with employees, offering them a chance to interact directly with senior management. Employee opinions and feedback play a crucial role in the Company's daily operations, with problems being identified and addressed promptly. During the reporting period, employees had access to satisfaction evaluation screens on all floors of the headquarters area, and a comprehensive data review was conducted each month to identify and resolve potential problems. To gather feedback and address any issues employees may encounter, the Company has established physical "Employee Service Centers" and online platforms such as "WeCom Supreme" and "808 Service Hotline." These channels enable employees to express their concerns and provide feedback. We are dedicated to building a diverse and inclusive working environment, which respects every employee, protects the rights and interests of minorities and women, and offers a diverse working environment. Our Main Communication Channels Labor Union and Staff Council Employee Satisfaction Survey Senior Management Communication Meeting HRBP Communication Team Employee Service Center • Provide decent employment opportunities • Improve barrier-free facilities and build a barrier-free workplace • Protect the rights and interests of female employees in accordance with laws • Insist on zero-tolerance towards any form of harassment in the workplace • Set up lactation rooms and provide care for female employees who are pregnant and/or returning to work from maternity leave Create a diverse working environment Care for employees with disabilities Care for female employees

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 44 We regard female employees as an indispensable force in the workplace and therefore protect their rights and interests. We provide marital and maternity leaves strictly following national and local applicable laws and regulations. We also have a zero-tolerance policy for any form of harassment in the workplace and forbid the dissemination of disparaging or discriminatory information. The rights of female employees are clearly defined in the Special Collective Contract for Female Employees signed with the labor union, which includes the occasional female employee communication activities and exclusive holidays for female employees in order to protect the rights and interests of female employee thoroughly. In addition, we have set up six star-rated nursing rooms in the office to provide a cozy, safe and private environment for pregnant women and mothers in the workplace to support work-life balance for female employees. The Company invited external experts to conduct a professional health lecture during the reporting period. At Baozun, we provide employment opportunities for people with disabilities and encourage them to fully utlilize their creativity in their positions in accordance with the policy of "appropriate attention and equal treatment", while providing them with a barrier-free environment by setting up barrierfree restrooms, assistive facilities and passageways in the office area to facilitate accessibility for employees with disabilities in their work and mobility. At present, we have 13 employees who identify as persons with disabilities. Male Female 39.41% 60.59% Gender Ratio of Employees In today's fast-growing workplace, women are becoming increasingly important, but they also face challenges balancing work, family, and children, which compel many to neglect their health. During the reporting period, we invited external experts to conduct a professional health lecture and sharing session to address the physical and mental health of women at work. We wanted to inspire more women to lead vibrant lifestyles by taking better care of their bodies and minds while keeping their families happy and achieving success in their careers. During the lecture, experts provided in-depth introductions to early screening and prevention of breast cancer and cervical cancer, prevention of thyroid nodules, and ways to manage personal health in daily lives. The goal is to help women better understand their health status and improve their focus on their health through professional explanations and suggestions. Health Lecture for Working Women

44 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 45 Occupational Health and Safety Baozun strictly adheres to the Work Safety Law of the People's Republic of China, the Law of the People's Republic of China on the Prevention and Control of Occupational Diseases and integrates health and safety into all aspects of its operations, aiming to provide a safe and healthy working environment for every employee. Our employee base includes employees in functional departments as well as employees in warehouse and logistics operations. Adequate safeguarding measures are implemented according to different types of employees and scenarios. We integrate occupational health and safety into the Company's system construction and management system policy while promoting the participation of all employees in the daily supervision efforts, such as checking for hidden hazards in their positions, to enhance the safety awareness of all employees continuously. To ensure the safety of our staff and equipment, prevent various accidents and achieve the goal of "zero work-related injuries" and "zero disasters", we have established a safety management committee consisting of senior cross-departmental staff. We have also set up safety teams in each park to specifically manage the regular safety of the zone alongside maintenance and identification of occupational safety risks. The Company conducts safety risk assessments for all its industrial zones every six months. During the reporting period, the number of work-related fatalities was 0; the number of occupational illnesses was 0; and, the number of fire accidents was 0. With a strong focus on employee mental health, Baozun has implemented on-site access and online consultations with professional psychologists via its Employee Assistance Program (EAP). To help employees cope with workplace stress and safeguard their mental health, the Company works with a third-party psychological counselling agency to provide in-person stress reduction training and a mental health counselling hotline for employees. 2023 Annual Baozun Safety Action Highlights • The Company conducts security training for newly recruited staff and operational safety training for on-board employees. • Two fire drills were organized every year. • Monthly campaigns on security awareness. • Safety Month is held in October every year to improve the safety awareness and skills of all staff. Safety Training • Established a Safety Production Management Committee comprising the Vice President, the head of the Human Resources Department, and heads of business units. • Monthly multi-departmental inspections of logistics zones are organized by business departments, as are monthly safety meetings. • A safety risk assessment was conducted for all zones once every six months. Safety Risk Assessment • All logistics zones were divided into three categories according to area size, with each zone setting up a safety team under the guidance of the Loss Prevention and Supervision Department. • Baozun warehousing security employees worked together with third-party safety personnel and business department employees to carry out safety protection work as well as generate weekly and quarterly reports. • Monthly evaluation of each zone by the Loss Prevention and Supervision Department according to the Advanced Zone Evaluation Form for Security. Safety Inspection and Evaluation

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 46 During the reporting period, Baozun launched the Wellbeing Program to enhance employee well-being. With this welfare project, the Company aims to convey its humanistic care and cultural climate to its employees through themed cultural activities, encouraging them to pay more attention to their physical and mental well-being and improve their happiness in life and at work. A variety of health care services were provided in the first round of activities, including cervical ultrasounds, dental lectures, consultations in traditional Chinese medicine (TCM), testing with advanced instruments for heart health, pulse diagnosis in TCM, AI-based skin detection, non-invasive blood glucose monitoring, pulse wave blood pressure monitoring, and bone density monitoring. Happy Work, Healthy Life — Employee Care Activities Employee Training and Development In addition to recognizing employees' working capacity and performance, we also aim to enhance their responsibility and expectations though promotion opportunities. Following the talent development principle of “attaching equal importance to virtue and ability and promoting grade by grade”, we provide employees with ample career development space and opportunities. To ensure fair and transparent promotion processes, we have formulated Promotion Management Measures and Performance Management Measures. By prioritizing talent development and constructing talent echelons, we actively carry out talent identification and training programs, while offering transparent performance assessment systems and clearly defined promotion path for employees. During the reporting period, the Company established the Baozun Group Three-Level Talent Development Committee System to cultivate and develop talent echelons at all levels. The main responsibilities of the committee are to systematically identify key positions and key talents, align talent standards based on strategic key capabilities, and organize the construction of talent echelons that support medium- and long-term business development. Activity Site

Building a Better Future with Shared Value Creation 47

The Company's talent management system, selection process, performance evaluation, and compensation and benefits systems all require a clear level and grade framework. Among Baozun's level and grade systems are executive, planning, strategy, and tactical levels, which correspond to management sequences ranging from R1 (assistant) to R10 (senior vice president), with corresponding management sequences ranging from M1 to M7 from the R4 (supervisor/senior specialist) level.

About the "Baozun Talent Development System"


E-commerce Operation Capacity Model
TIC Competency Model
M Sequence
P Sequence
Tactical Level
Strategic Level
Planning Level
Executive Level
Tactical Level
R10
R9
Strategic Level
R8
R7
Planning Level
R6
R5
Professional Executive Level
R4
R3
Semi-Professional Executive Level
R2
R1
BBO Training Program
Brand Manager Development Program
Store Manager Program
Plan Z Youth Program
Business Leadership
Super PM/BA Development Program
TIC Youth Training Camp
Product Capacity Segment
Distribution Competency Center
Design Competency Center

Based on the level and grade system, the Company has developed several competency models, including the *Universal Competency Definition*, the *Management Competency Model*, and the *Position Competency Model*. These models provide Baozun's talent development system clear talent portraits and talent standards. Meanwhile, the Company developed promotion evaluation standards for all levels of positions. These standards offer a clear guide to Baozun employees' career development paths and provide a unified competency standard framework for leveling and promotions.

Baozun has developed an effective performance management system for all employees, which utilizes goal management to enhance employee motivation and integrate strategic implementation and management upgrade with employee development. In terms of talent development, we integrated talent inventory, professional training, and promotion systems to promote employee rapid personal development and efficient achievement of organizational goals in tandem.

Regarding bonus incentives, Baozun centers around business units to establish a comprehensive incentive system to drive performance growth. The bonus incentive system adopts a model where "organizational performance determines the bonus pool + individual performance determines distribution," targeting business units and professional teams as the subjects of incentives, to achieve profitability accountability and reward for effort.

Talent retention and development is the cornerstone of the Company's long-term development. Baozun attaches great importance to the continuous growth of talents and constantly explores suitable paths for employees' long-term career development, helping them grow through systematic training mechanism and clearly understanding their own career development plans. This also provides them with a limitless platform to achieve their ideals and create career value.

In response to the needs of the Company's development, business development, and talent development, we have built a comprehensive talent development system and established the training system of Baozun Capacity Development Center as the talent training base under Baozun Group. With the training and development of various employees and managers, Baozun Capacity Development Center helps implement the Company's strategy, develop business, and build organizational capacity to cultivate talent, improve job technical capabilities, and promote organizational change and innovation. During the reporting period, Version 3.0 of the online learning platform at the Baozun Capacity Development Center was launched successfully. To meet the training needs of employees at different levels and in different business departments, the platform has established five colleges: Youth Academy, Leadership Training Academy, Brand E-commerce Academy, Digital Technology Academy, and Supply Chain Academy.

Building a Better Future with Shared Value Creation 48

Baozun Capacity Development Center

We aim to provide employees and trainees at different stages with professional and first-class learning solutions that integrate eastern and western management wisdom.

Vision

To become a "military school" for future digital business talents and a renowned enterprise think tank in the field of digital business.

Mission

Creating a world-class enterprise learning center known for its expertise in digital business, cultivating business talents and business leaders for companies and industries, and building Baozun into a high-quality learning organization.

Module Setting

Baozun Capacity Development Center has established key capability modules such as theNew Young Talents Academy, Leadership Training Academy, Brand E-Commerce Academy, Digital Technology Academy, and Supply Chain Academy.

Baozun Capacity Development Center

New Young Talents Academy	Leadership Training Academy	Brand E-Commerce Academy	Digital Technology Academy	Supply Chain Academy
Operations Class	College I (R4)	BBO Talent Development Program	TIC Orientation Camp	LSG Orientation Camp
Products Class	College II (R5)	Brand Manager Talent Development Program	Super PM&BA	Vocational Training BSCA Certification
Technology Class	College III (R6)	Store Manager Talent Development Program	Vocational Training & TIC Technology Development	Vocational Training Lean Process
Supply Chain Class	College IV (R7)	Distribution Skills Training	Vocational Training & TIC Technology Testing	
	Graduate R8+	Specialized Product Training		
	Business Development Courses			

General Courses: New Employee Orientation, Baozun Lecture Hall, Open Classes

Baozun Capacity Development Center Online Learning Platform: Selective Online courses, Study Group Communication

Building a Better Future with Shared Value Creation 49

Baozun Capacity Development Center conducted 122 online and in-person training sessions during the reporting period, with 38,242 participants, twice as many as in 2022. On a 5-point scale, training satisfaction reached an average of 4.9 points, with an average training hour of 8.28 hours per employee.

Key Training Programs of Baozun Capacity Development Center in 2023

Program	Trainees	No. of Training Sessions	No. of Participants
New Employee Orientation	New Employees	27	1,199
New Youth Project Z Training	Class 22 and 23 Youths	35	3,804
Leadership Academy Program	Employees of Relevant Posts	8	191
BBO Talent Development Program	BBO	7	232
Brand Manager Talent Development Program	Brand Manager	3	74
Store Manager Talent Development Program	Store Manager	3	90
Business Leadership Series Program	TIC/LSG Specialty	4	98
Distribution Sales Training	Sales and Distribution Associates	1	50
Internal Trainer Development Program	Internal Lecturer	5	48
Baozun Lecture Hall	Open Enrollment	16	1,516
Open Classes	Open Enrollment	6	851

New Youth Project Z

As a strategic talent incubator within Baozun's talent development system, Baozun New Youth Project Z cultivates outstanding young business talents through customized talent development channels and training programs, striving to build an e-commerce "military school" that is recognized among the industry.

During the reporting period, Baozun's recruitment of new youth increased threefold year-on-year with approximately 300 new hires throughout the year. Approximately 250 people passed their probation assessment and joined the workforce. Within the next year, the plan is to continue recruiting approximately 300 new youths and to further replenish the supply of young talent by about 250 individuals. A mid-term training program was launched as well to build a team of young e-commerce experts and e-commerce managers, cultivate a competitive team of young talents, and provide solid talent support for the Company's future growth.


我们毕业啦!


BAO ZUN
宝尊新青年Z计划

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 50 With the BBO Business Circle Master Talent Development Program, managers at middle and senior levels are allowed to enhance their abilities in business operations and management, thereby supporting the stable development of various business fields. International classic business courses are introduced in this program, covering four modules e-commerce operation capabilities, business communication and customer management, financial management, and business organization design. During the reporting period, the Company formalized its Internal Trainer Development Program to better leverage its e-commerce expertise accumulated over the past decade and expand employee career paths. The Internal Trainer Development Program is a key component of the Baozun Capacity Development Center system. In the reporting period, we provided training on "Course Development and Design", covering 48 person-times in five courses; we also certified 98 junior and intermediate internal trainers, including the first batch of five intermediate internal trainers; internal training courses accounted for 70% of total company training courses during the reporting year. In addition, we will continue to build the Baozun internal trainer team, increase the number of internal training courses, and strive to meet the target of having internal training courses account for 80% of the training system at Baozun. Over the reporting period, we organized 7 training courses for 154 employees, for a total of 232 person-times attended and 66 hours of training. Putting these training courses into practice provided BBO talents with the necessary professional knowledge and practical skills, laying the talent foundation for Baozun's future development. BBO Talent Development Program Internal Trainer Development Program

50 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 51 To promote the learning and expansion of employees in technical positions within new technology fields, and in response to Shanghai's call for a reserve of talents in the science and technology industry, during the reporting period, the company launched a Level 3 Blockchain Application Operator competition training program, providing professional training to enhance the blockchain application operation skills of our employees. In November 2023, the Company organized centralized training for 268 employees and held centralized examinations at the Shanghai Vocational Skills Appraisal Center. Ultimately, 234 employees completed the Level Three certification for blockchain application operation skills with an 87% passing rate. A total of five Baozun employees ranked among the top five in the individual awards in Shanghai, and the Company was also awarded a golden award for the Shanghai team and an award for excellent organization. Through this training, the Company's technical staff improved their skills in operating cutting-edge technology applications, providing solid technical support for our digital transformation. Training Program for Level 3 Blockchain Application Operators • 64,776 hours of training in total for employees, both online and offline • 8.28 hours of training per employee 2023 Talent Training Highlights As of the end of the reporting period, Baozun Inc. achieved Adhereing the core values of "Excellence in Quality, Success in People", Baozun has developed its our own talent assessment matrix system. This system combines objective data performance and talent capability with our talent strategy and culture focusing on individual development, team achievements as well as diversity and inclusion. Talent inventory is the key to linking "Strategy-Organization-Talent", we focus on the performance of employees and the potential and malleability of future development. We also focus on what employees have achieved and how they have done so in the past 2 to 3 years, as well as the scope of cross-border learning and experience in various types of work. We use the talent inventory nine-box grid as an inventory tool to evaluate employees with performance and potential as axes, identify high potential and key talents, and develop a succession plan based on the grid to clarify the status of the talent pool. At the same time, we continuously aggregate and comb talent resources to build a talent pool of key positions at all levels in the Group and departments. In 2023, the Company conducted an online and in-person talent inventory covering 2,437 employees. As a result, data was provided to support talent management at different levels and in different brands within the Company. Through the talent digital system, we completed an online inventory of 457 employees, covering all key positions such as middle and senior management, as well as brand managers across the group. On the other hand, a total of 1,980 middle and basic level employees across the Company were effectively surveyed in person.

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 52 Company Honors Beisen HeRo 2023 China Talent Management Excellence Award Zhaopin 2023 Oustanding Campus Recruitment Award 51 Job 2023 Outstanding Employer Award for Excellence in Human Resource Management CEIBS: 2023 MBA Employer Appreciation-Best Company Event Award CIWEI2023: the Award of Youth Friendly Employers

52 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 53 Sustainable Supply Chain We recognize that corporate procurement activities can have significant environmental and social impacts. Therefore, the Company is committed to ensuring that procurement activities' environmental and social impacts are minimized through sustainable supply chain management. Through the sustainable management and assessment of our supply chain, we work together with our partners to strengthen various sustainability efforts, including employee rights, business ethics, and environmental protection. We are committed to ensuring our own long-term stability and sustainable development while promoting supply chain sustainability. Our main suppliers can be divided into six categories, i.e., Engineering Administration, Professional Services, IT & Data Center, Digital Marketing, Flexible Employment, Warehouse & Logistics, raw supplementary materials, and manufacturing OEM. We formulated Baozun Procurement Policy 3.0, and Gap China Procurement Policy to define our principles of responsible procurement and establish a comprehensive life-cycle management system and streamline the process of supplier qualification, procurement strategy, bidding, warehousing and supplier assessment. We introduced the concept of Total Cost Ownership in our procurement strategy, taking into account not only price, service and quality, but also the sustainability of suppliers. By grading suppliers, we can better guide ourselves and our brand partners in the procurement decision process to choose suppliers that offer better overall cost-effectiveness and sustainability. • Strictly comply with the requirements of relevant national laws and regulations • Adhere to business ethics, integrity, openness and transparency • Committed to optimizing total cost • Information sharing and intercommunication within the industry • Adhere to green procurement principles Our Sustainable Procurement Principles

Building a Better Future with Shared Value Creation 54

Full Lifecycle Supplier Management System

Supplier Management Process	Our Actions

01 Supplier Qualification Review

- Developed the *Baozun Group Supplier Admission System*, requiring suppliers to fill out the "Baozun E-commerce Supplier Information Form" to assess their basic situation, equipment, products, staff, and supply capacity.
- Suppliers are required to sign the Baozun *Confidentiality Agreement*, *Anti-Corruption and Compliance Declaration*, *Family and Friends Relationship Declaration*, and *Supplier Code of Conduct*, which strictly prohibit unfair competition and practices against business ethics. To create a sustainable development ecosystem for the e-commerce industry, the *Supplier Code of Conduct* requires and encourages partners to cooperate on a variety of issues, including human rights, environmental protection, privacy and confidentiality, anti-corruption, and economic development. The Company also requires IT suppliers to sign *Network Security and Data Protection Standard Terms* to guarantee the security of information and data.
- Implemented a supplier blacklist system in which suppliers who violate corruption laws will not be endorsed.
- During the reporting period, the Company's signing rate for the *Anti-Corruption and Compliance Declaration, Supplier Code of Conduct, Confidentiality Agreement*, and *Cybersecurity and Data Protection Standard Terms* for newly engaged suppliers reached 100%, while the coverage rate of core supplier-related agreements reached 100%.

02 Procurement Strategy

- The Company has established a strategic category procurement plan. By considering supplier sustainability, we encourage brand partners and other stakeholders to choose suppliers with a better total cost of ownership and better sustainability in the procurement decision-making process.

Quality	Price	Service	Sustainability
Professionalism and quality assurance	Price competitiveness	Timely delivery After-sale service	Environmental performance and green attributes Occupational health and safety

- Switched holiday gift boxes to sustainable canvas bags for everyday use by employees.
- Purchasing environmentally friendly raw materials, such as cardboard boxes made from recycled material and packaging boxes certified by the Forest Stewardship Council (FSC).

03 Procurement Execution

- Adopt a localized procurement policy with a local procurement ratio of over 99% to minimize transportation costs while reducing the environmental impact of the transportation process.

54 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 55 • According to the procurement amount, we conduct supplier evaluations twice a year for category A suppliers and once a year for category B suppliers. In order to ensure that the quality of products provided by suppliers meets the Company's standards, we conduct targeted assessment according to supplier categories and formulated the Supplier Evaluation Form and Supplier/Contractor EHS Audit System to evaluate a multitude of aspects such as quality, price, service, occupational health and safety. • Suppliers who fail to pass the assessment will be ordered to rectify the situation and will not be employed during the rectification period. • Baozun brand management company Gap China conducts annual third-party factory audits for all suppliers, including the formulation and implementation of policies such as anti-child labor, anti-bribery, and anti-forced labor policies. The audits also consider employee welfare benefits; a safe working environment; environmental protection, etc. We provide corrective plans to suppliers whose factory audits do not meet compliance standards, then follow up on and push the completion of these plans. • Promoted supplier diversification, maintaining a fair and just competitive environment while embracing social responsibility. • Conduct regular training for suppliers. For the interim customer service suppliers during the promotional period, we conduct supplier training twice a year, share real cases of operational accidents, and conduct self-examination and early warning of related hidden dangers based on the precipitation summary of the cases. In addition, in 2023, the Company conducted training for suppliers on the update of the supplier admission system. • Share sustainable development knowledge with suppliers. In 2023, logistics suppliers were invited to conduct exchanges and discussions that focused on energy conservation and carbon reduction, green packaging design, and future developments. Supplier Evaluation Empowering Suppliers • A total of 3,213 suppliers • 532 audited suppliers, 532 approved suppliers • 982 suppliers attended supplier training, with a total of 2,946 hours of training 2023 Supplier Management Highlights As of the end of the reporting period, Baozun E-commerce Supplier Management Process Our Actions 04 05

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 56 Public Welfare Implementing the Concept of "Forging Compassion through Public Welfare" Baozun is deeply committed to the communities in which it operates, guided by the public welfare philosophy of "forging compassion through public welfare" and actively assuming social responsibility. We continue working with the "Special Craftsmen" public welfare project initiated by Jing'an Ruixing Public Welfare Culture Development Center to pass on the beauty of life with people with physical and mental disabilities. We have carried out a number of community public welfare activities such as blood donation and water stations to provide as much support as possible for the development of local communities. We also promote the training of talents in the e-commerce industry through school-enterprise cooperation and continue to advance for rural revitalization and industry development. Initiated by Jing'an Ruixing Public Welfare Culture Development Center, the "Special Craftsmen" public welfare project focuses on selecting individuals among those with physical and/or mental disabilities with learning ability and hands-on skills, , and then providing them with assistance through an online service platform as well as in-person instruction in the creation of cultural and creative handicraft products. In addition, we assist them in bringing their handmade products that meet quality standards to the market, so they can become self-sufficient and achieve better lives. In support of the "Special Craftsmen" public welfare project, Baozun continues to purchase handicrafts made by the "Special Craftsmen" as new year gifts for its employees and clients. Utilizing its business characteristics, Baozun also provides streaming equipment and on-site process guidance for the live streaming activities of this project. During the reporting period, the "Hongxin Farmers' Welfare Charity Purchase" live streaming event was launched at the Baozun E-commerce Nantong Operation Center in Jianghai Zhihui Park, Nantong Hi-Tech Industrial Development Zone. Over 3,000 people watched the event online, which featured the participation of "new farmers" represented by National People's Congress delegate Sun Chunmei, intending to spread agricultural knowledge and promote local culture. The Company's participation in this event supported rural revitalization by integrating new employment groups into social development and promoting the development of village collective economies. "Special Craftsmen" Project Live-streaming to support farmers

56 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 57 During the reporting period, the Company donated to children with congenital heart diseases through the Ren De Foundation's charity event. As part of its collaboration with Heart to Heart Shanghai, Baozun brand management company Gap China donated products and money to help children with congenital heart diseases from remote areas in China. As of November 2023, Gap China has sponsored surgery for 34 children from impoverished families. Over 1,000 primary and secondary school students from disadvantaged families in Guangnan County, Yunnan Province can be benefited from the donation of Gap brand apparel worth over RMB 370,000 from Baozun brand management company Gap China during the reporting period. Also, it donated over RMB 6 million worth of Gap brand seasonal clothing to flood-affected areas in Hebei Province, including Zhuozhou, Yixian, and Laishui, helping those in need. Donations for children with congenital heart disease Donation of Apparel

Building a Better Future with Shared Value Creation 58

Driving Rural Revitalization with Joint Buildings

During the reporting period, the Company signed a partnership agreement with Malipo County's government in Wenshan, Yunnan Province. By cooperating in consumption assistance and talent cultivation, the partnership aims to promote rural revitalization and economic and social development in the Malipo area. According to the agreement, Baozun will conduct joint activities with the Malipo County government in three aspects: partnership assistance, consumption assistance, and talent cultivation.


结对共建协议
签约仪式
结对共建协议
签约仪式

Partnership Assistance

- Supporting East-West educational partnership assistance, organizing volunteer activities, and holding at least one "Baozun Love Transfer - Green Computer Classroom" each year, among other projects

Consumption Assistance

- Utilizing Baozun's platform, market, logistics, and e-commerce advantages to promote the entry of high-quality local agricultural products into the Shanghain market

Talent Cultivation

- We contribute to the development of e-commerce talent in Malipo County and promote technical talent exchanges and field trips with Shanghai through e-commerce training opportunities

58 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 59 Baozun and Malipo County's government collaborated on several joint projects during the reporting period under the partnership agreement. Education Facilities Support: Baozun actively participated in rural education in Malipo County and built "Baozun Love Transfer-Green Computer Classrooms" for Nanyou Primary School in Mali Town and Mada Primary School in Daping Town, in addition to donating computers for office and learning, sports uniforms, and other supplies. To address the issue of poor lighting in the classrooms of local primary and secondary schools, the Baozun Labor Union purchased 370 eye-protection lamps and donated them to Daping Elementary School and Daping Middle School in Daping Town, and Panlong Elementary School in Mali Town, thus ensuring that students have a proper learning environment. E-commerce Talent Training: In July 2023, six business management personnel from Malipo County attended Baozun's e-commerce training program for nearly a month. They received comprehensive training at Baozun's Shanghai headquarters and Nantong regional operation center, including courses such as "E-commerce Customer Service," "E-commerce Activity Operation and Planning," "E-commerce Selection and Product Operation," and "E-commerce Data Entry." Upon completion of the training, the students expressed their determination to utilize the skills they gained from e-commerce operations for marketing high-quality agricultural products in their hometown, with a mission to promote digital economic development in rural areas and contribute to the economic well-being of local industries and agriculture.

PB 宝尊电商 2023 年度可持续发展报告 Building a Better Future with Shared Value Creation 60 Support for Industrial Talent Development Baozun supports the development of vocational education in the form of school-enterprise cooperation through deep integration of industry-university-research, providing employment and practical training positions for school students and organizing large-scale campus broadcast competitions to promote the sustainable development of the industry. Since 2021, we have not only set up Baozun-Nantong Open University E-Commerce Industry College to explore systematic industrial talent training methods, but also actively inclined our own vocational education practical resources to rural areas and cooperated with Hunan Yiyang Vocational and Technical College as well as other institutions in remote areas for targeted training to increase the talent reserve for Baozun. It also gives us the opportunity for in-depth participation in the rural revitalization strategy. Baozun and Nantong Open University joined forces to nurture talents in the e-commerce industry, culminating in the establishment of the Baozun-Nantong Open University E-Commerce Industry College in October 2021. The academy consists of full-time lecturers from Baozun and external lecturers who focus on students' career development. Using a combination of learning and practice, the lecturers boost students' holistic and integrated development and help to hone their skills. The Industry College collaborated with Nantong Open University to develop e-commerce design courses focusing on four major areas: operations, design, live streaming, and customer service. In the past two years, 453 students have received internships and practical training lasting more than three months at the Baozun-Nantong Open University E-commerce Industry College. Besides cultivating e-commerce talents, this collaboration has also played a crucial role in supporting the e-commerce industry and contributing to its innovation and improvement. With the experience gained from the Baozun-Nantong Open University E-commerce Industrial College, the Company further integrated industry and education during the reporting period. We signed agreements with Shandong Vocational and Technical University of International Studies and Jiangxi University of Technology to jointly develop high-quality talents that fit the needs of the e-commerce industry. As a result of the partnership, Baozun provided various supports, including teaching resources, training projects, as well as internship positions, jointly creating a province-level demonstration course, and empowering schools comprehensively. Additionally, the schools have included students of e-commerce and related majors as part of the industry college system. Cultivating Outstanding Talents Through the Integration of Industry and Education On-Campus Workplace Award Ceremony Establishment Ceremony of the Industrial College

Building a Better Future with Shared Value Creation 61



Since March 2023, Baozun has begun launching projects and constructing an on-campus workplace at Shandong Vocational and Technical University of International Studies. By the end of the reporting period, nearly 800 students had participated in internships and practical training. In addition, Baozun has started offering e-commerce operation courses at Jiangxi University of Technology since December 2023, with over 120 students enrolled in the first batch.

To incentive outstanding performance in learning and practical training, a total of RMB 24,000 in Baozun scholarships was awarded in November 2023 to 21 outstanding industrial college students in recognition of their efforts and achievements.


颁奖仪式
优秀团队管理奖
优秀新人奖
BAO ZUN
山东外国语职业技术大学宝尊产业学院
启动仪式

Scholarship Award Ceremony

Moreover, Baozun actively collaborates with industry associations and schools to cultivate and identify outstanding e-commerce talents through various activities. During the reporting period, the Company cooperated with Shanghai Xingjian College to hold the second "Xingjian-Baozun Business Festival," fostering industry-education integration by enhancing students' practical experience through participating in group distribution, product selection, business development, product management, logistics management, and after-sales management. The Company also conducted the third "Baozun Cup" Campus Live Streaming Competition in collaboration with the Shanghai Electronic Business Association (SEBA), Shanghai Creative Studies Institute, and Shanghai Vocational College Economic Major Academic Guidance Committee, attracting 157 teams from 18 colleges and universities. After months of preparation, auditions, and training, the participating students ultimately competed for rankings through live commerce in brand live streaming rooms. The competition enhanced the participating students' understanding of traffic logic and user awareness in the context of the internet. It also facilitated the connection between corporate and academic talent development programs and live streaming professional skills and standards.

PB 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 62 With increasing climate and environmental challenges, Baozun is proactively embracing the principles of green development, striving to balance economic growth and environmental responsibility. To ensure proper waste disposal, we have established a comprehensive environmental management system. We are implementing a "full-chain" green operation model in various aspects of the business, such as warehousing, logistics, packaging, and office work ultimately achieving harmonious coexistence with the natural environment. Creating a New Vision for Low-Carbon Development with Green Operations

PB 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 63 Environmental Management System Environmental Management Goals Baozun Inc. strictly complies with the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on the Prevention and Control of Air Pollution, the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, and other relevant environmental protection laws and regulations in the overseas operation base. Green management and practices are a key component of our operations, and we strive to promote coordinated low-carbon development along the entire value chain. Baozun is actively involved in the development of our environmental management system, making every effort to minimize our operational impact on the environment. Baozun's Administrative Department manages the environment at our headquarters, implementing measures such as waste reduction, energy conservation, and emission reduction. Meanwhile, the Logistics and Supply Chain Business Units are responsible for the environmental management of the production process in logistics parks, reducing the environmental impact of the production process. The Company has formulated regulations such as the Environmental Monitoring Management System, Energy-saving Management Measures for Warehousing Operations, Warehouses Waste Management Measures, and Energy-saving and Consumption-Reducing Management System of Baotong E-logistics to ensure the effective operation of the environmental management system. During the reporting period, the Company did not record any incidents of violation of laws and regulations related to environmental protection, nor was there any incident of pollutants exceeding the standard or illegal discharge or litigation cases arising from the above matters. All employees, including temporary workers, are trained to protect the environment. In the office areas, posters are displayed to emphasize the importance of conserving energy and reducing consumption. Training materials on energy conservation have been prepared for outreach and education in various parks to address energy consumption and waste in the park production process. Every quarter, the Company selects and shares excellent cases of energy conservation and emission reduction to raise awareness and the ability to execute among basic-level employees. During the reporting period, the Company conducted a total of two training sessions on energy conservation and environmental protection. To achieve full-chain green operations, Baozun has established ESG environmental performance targets for water resources, packaging materials, waste, energy, and GHG emissions, defined the requirements for each link in our "full-chain" green operation. In 2022, we set clear carbon neutrality goals that cover both our own operations and the value chain, contributing to the global fight against climate change. For more information, please refer to the Baozun Carbon Neutrality White Paper. Water Consumption Packaging Material Utilization Non-hazardous Waste Handling Hazardous Waste Handling Energy Use GHG Emissions • Reduce water consumption, and strive to reduce per capita water consumption • To achieve 100% waste separation in office buildings, warehousing, and logistics parks by 2025 • We will promote photovoltaic power generation and increase the proportion of renewable energy usage to 80% by 2040 • Align with the carbon neutrality goal announced in 2022 (see "Climate Change Mitigation and Adaptation" in this report) • To maintain a 100% compliance rate for hazardous waste disposal by 2025 • Work with brands and all other partners upstream and downstream to reduce the secondary packaging of e-commerce shipments • Continuously promote the recycling of packaging such as turnover boxes, between self-operated warehousing and logistics parks

63 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 64 Climate Change Mitigation and Adaptation As one of China's leading e-commerce companies, Baozun recognizes that climate change as a global challenge and actively contributes to national goals, including "carbon peaking by 2030 and carbon neutrality by 2060." Our approach to addressing climate change involves establishing a robust governance system and implementing carbon neutrality targets. This includes a climate change management system based on four elements: governance framework, risk management, management strategy, and target and performance. We continuously assess evolving risks and opportunities and strive to enhance our management mechanisms accordingly. Climate Change Management System Climate Governance Framework Risk Management Management Strategies Objectives and Performance • The company has made climate change mitigation and adaptation one of its priorities across its business units and in logistics and supply chain management. • Identify potential risks and opportunities for operational activities with reference to TCFD's risk analysis framework, and formulate plans to incorporate the risks and opportunities of climate change as part of the overall operational risk management. • Assess the potential operational and financial impact on the Company in relation to the significant risks and opportunities identified. • Implement relevant management actions to reduce the carbon footprint of operations throughout their life cycle. • Proactively identify the main sources of greenhouse gas emissions. • Set GHG emissions reduction targets and disclose GHG emissions and emission intensity in the sustainability report each year to assess the level of performance of the Company's climate change management and to formulate improvement plans.

PB 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 65 Climate Governance Framework Baozun's climate change governance structure consists of three levels: the strategic level, the leadership level, and the implementation level. The Board of Directors oversees and sets the management strategy and direction for the Company's medium- to long-term response to climate change. The management team is responsible for integrating climate resources across departments and strategically deploying major projects, and reporting directly to the Board of Directors. Additionally, we have established a Climate Change Task Force, which is tasked with implementing relevant decisions. In addition, an evaluation and appraisal system has been established to incorporate the phased implementation of carbon neutrality targets into the performance appraisals of relevant department heads. Leaders who perform well will be rewarded, while those who do not meet the requirements will undergo training. Board of Directors Management Level Climate Change Task Force Strategic Level Leadership Level Implementation Level • Assess risks and opportunities related to climate governance • Monitor, review and define the Company's climate strategy and objectives • Regularly review the Company's climate objectives and progress • Establish, quide and review climate strategies • Drive the implementation of carbon-neutral management actions across all departments • Identify, assess and advise the Board on climate risks • Structure company resources, and implement low-carbon initiatives • Implement the decisions made by the leadership team

65 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 66 Identification of Risks and Opportunities We have identified the various types of potential climate risks and opportunities for Baozun, considering our geographical locations and business type. Through internal discussions and expert opinions, we assessed the potential financial impact and cateporized them accordingly. Based on this assessment, we constructed a matrix of climate-related risks and opportunities, prioritizing them based on their likelihood and impact on the Company. Subsequently, we have implemented corresponding climate change response and action measures to address these risks and capitalize on opportunities. Climate-related Risks and Opportunities Matrix High Low High Degree of Impact of Risks and Opportunities Probability of Occurrence of Risks and Opportunities Climate-Related Risks Climate-related Opportunities Policy and Legal Risks Reputational Risks Acute Physical Risks Resource Efficiency Adaptability Technology Risks Market Opportunities Resource Use Risks Risk Types Specific Description Potential Financial Impact Risk Response Resource Use Risks Energy, water, raw materials, and other resources required for production and operations may be in short supply or become less available due to the effects of climate change. For example, climate change may cause stricter control of forest resources, resulting in higher packaging prices. Revenue ↓ Operating cost ↑ Through collaboration with its brand partners, garment manufacturers, and logistics partners, Baozun actively promotes the use of green packaging and packaging recycling. Technical Risks In the process of technological transformation, the development and application of energy-saving and environmental protection technologies such as green apparel, green packaging, and waste treatment may impact the Company's operations and business. Operating cost ↑ Revenue ↓ A key component of Baozun's strategy is the research and development of sustainable apparel products, the promotion of waste recycling, and the continuous monitoring of the end-of-life treatment and secondary use of waste. Potential Risk Identification, Assessment, and Response to Climate Change

PB 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 67 Opportunity Types Specific Description Potential Financial Impact Actions to Opportunities Market Opportunities Brand partners and individual consumers are paying more and more attention to green products and services. If the Company is in a leading position in this regard, it may attract more customers and consumers. Revenue ↑ Baozun is carrying out diversified sustainable consumption advocacy activities to spread the concept of green consumption. Resource Efficiency We keep abreast of market trends and formulate the best plans to reduce operational risks by monitoring the market price of packaging materials and regional resource utilization regulations. Operating cost ↓ Baozun is working hard to promote green packaging and recycling of packaging, turning risks into opportunities and improving the efficiency of resource use. Adaptability We are proactively improving our ability to address climate risks and optimize climate opportunities by promoting a green supply chain and facilitating climate change-related business research and industry communication while enhancing our brand image as a socially responsible company. Revenue ↑ Baozun strives to promote the green development of the supply chain by including environmental factors such as GHG emissions in the supplier assessment process and promoting environmental awareness among suppliers. Risk Types Specific Description Potential Financial Impact Risk Response Reputational Risks Stakeholders expect the Company to take proactive management actions and improve transparency in information disclosure in response to climate change. If the Company is unable to respond to stakeholders' requests, it may have an impact on the Company's business. Revenue ↓ Baozun continues to carry out carbon reduction actions, set carbon reduction targets, and regularly disclose our carbon reduction actions and achievements. Acute Physical Risks Drastic climate changes such as typhoons and floods will result in extreme weather or natural disasters, which may damage the Company's assets or result in the loss of personnel and business interruption. This will then affect the transportation and storage of products in the Company's upstream and downstream supply chain. Revenue ↓ Operating cost ↑ Baozun monitors extreme weather events and has initiated a more comprehensive emergency management plan for extreme weather. Policy and Legislative Risks There may be a risk of legal liability, disciplinary measures, damages to property, or loss of business reputation due to non-compliance with climate-related policies or laws. Revenue ↓ Credit risk ↑ Baozun strictly abides by the laws and regulations related to carbon that govern its operations at home and abroad while striving to identify possible future policy and legal risks. Currently, Baozun has not committed any illegal acts. Opportunity Identification, Assessment, and Response to Climate Change

67 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 68 Management Strategy Based on the Life Cycle Assessment (LCA) framework, Baozun analyzes and calculates the GHG emissions resulting from its various business operations. This enables the Company to clarify the GHG emissions generated throughout its business processes and to further refine its climate change-fighting strategies. Based on the emission reduction potential of each emission stage and Baozun's influence on them, we have identified purchased goods, logistics and warehousing, office operations, store management, employee commuting, and business travel as the core segments for carbon emissions management. To achieve carbon neutrality in Scope 1 and Scope 2 emissions, we prioritize the development of low-carbon products and services within our operations. As we develop green e-commerce ecosystems with our upstream and downstream suppliers, we take an active role in driving the establishment of such ecosystems. We also advocate for sustainable production and lifestyles through employee engagement, e-commerce, and consumer outreach, to contribute to China's "30-60" dual carbon goals. Key Stages of the Life Cycle Sources of Carbon Footprint Self-Operations (Scope 1 & Scope 2) Operation of Offices and Stores Direct consumption of electricity and energy by Gap China stores and offices Internal Logistics and Warehousing Direct consumption of electricity and energy in Baozun warehouses and logistics transportation Value Chain (Scope 3) Procurement of Goods Includes the GHG emissions generated in the production and transportation stages of the goods and services purchased Third-party Logistics and Warehousing Direct consumption of electricity and energy in third-party warehouses and logistics transportation Employee Commute and Business Travel GHG emissions generated in the Company's operations through employee commutes and business travel Co-creation Working together for a sustainable future Focus Delivering low carbon products and services Lead Building a green e-commerce ecosystem Baozun Carbon Neutrality Core Strategy Digital Intelligence Innovation

Creating a New Vision for Low-Carbon Development with Green Operations 69

Targets and Performance

The following carbon neutrality targets have been developed based on the inventory and management of our carbon emissions, along with our understanding of industry and social developments. Compared to 2021, Baozun's GHG emissions related to e-commerce have decreased by 27.58% for Scope 1 and Scope 2[1]. Additionally, in 2023, Baozun's CDP climate change questionnaire score improved from C to B.

Our Commitment to Carbon Neutrality

Medium-term goal

To reduce carbon emission (Scope I, II) by50% by **2030** against base year FY2021; to reduce carbon emission (Scope III) by 50% by **2030** against base year FY2021

Long-term goal

To achieve carbon neutrality across the value chain (including Scopes I, II and III) by **2050**

Baozun's GHG Emissions from Operations in 2021~2023


GHG Emissions (Scope 2)
12,228
10,022
16,868
GHG Emissions (Scope 1)
316
279
454
Total GHG Emissions
12,544
10,301
17,322
2023
2022
2021

Unit: tCO_2e

	Total GHG Emissions	GHG Emissions (Scope 1)	GHG Emissions (Scope 2)
2023	12,544	316	12,228
2022	10,301	279	10,022
2021	17,322	454	16,868

Note:
[1] To ensure comparability with baseline year data, the scope of this section does not include Gap China for Scope 1 and Scope 2 data. For GHG emissions data including Gap China, please refer to "Sustainable Development Management Performance - Environment."

69 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 70 Annual Progress of the Baozun Carbon Neutrality Roadmap and Carbon Reduction Actions Critical Time Points Carbon Neutrality Milestones Delivering Low Carbon Products and Services Building a Green E-commerce System Joint Efforts for a Sustainable Future • To achieve a 17% reduction in Scope 1 and 2 GHG emissions compared to 2021 • To lead 50% of core suppliers to undertake carbon reduction projects • To achieve a 50% reduction in Scope 1 and 2 GHG emissions from 2021 • To lead 100% of core suppliers to undertake carbon reduction projects • To achieve a 50% reduction in Scope 3 GHG emissions from 2021 • To achieve 80% reduction in Scope 1 and 2 GHG emissions compared to 2021 • To achieve an 80% renewable energy use ratio for operating activities • To achieve an 80% reduction in Scope 3 GHG emissions compared to 2021 2025 2023 2030 2040 2050 To achieve carbon neutrality across the value chain • Scope 1 and Scope 2 GHG emissions decreased by 27.58% compared to 2021 • To lead 40% of core suppliers to undertake carbon reduction projects • To continuously promote sustainable living and work • To promote sustainable lifestyles and work

PB 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 71 Green Warehouse Green Workplace Green Logistics Green Packaging Optimize warehousing equipment, create automated and integrated warehousing and logistics operations, and reduce the amount of electricity consumed in warehousing. Continuously carry out campaigns to increase employees' awareness of environmental protection, promote actions to conserve electricity, water, and paper in the workplace, and encourage employees to reduce energy and resource waste during commutes. Increase the efficiency of logistics while decreasing diesel and gasoline consumption in transportation. Encourage carton reduction and recycling, and reduce plastic waste by using more eco-friendly packaging like winding tape. "Full Chain" Green Operation With technological innovation, Baozun empowers green production and office operations. Our office spaces and warehousing logistics parks utlize digital technology and advanced equipment to maximize energy efficiency. In addition, Baozun is committed to collaborating with brand customers and supply chain partners on packaging, transportation, and other dimensions, exploring ways to create a "full-chain" green operation model that provides low-carbon products and services to consumers through smart optimization, energy transformation, and resource conservation. "Full Chain" Green Operation at Baozun

71 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 72 Centralized Air Conditioning Control Energy-saving Office Equipment Efficient Lighting Sensors Photovoltaic Power Generation Implementation of a unified backend control system that controls temperatures in various work areas to improve energy efficiency Adjusting the energy consumption states of electronic office equipment, switching to low-power modes when not in use, and unplugging and turning off equipment before leaving Promoting the use of natural light, the use of LED energy-efficient lamps equipped with sound sensors, the adjustment of workstation layouts to reduce nighttime lighting, and switching off lights before leaving the office The new photovoltaic carports in the office area will generate an annual power generation of 50.03 MWh, resulting in a reduction of 28.53 tons of carbon dioxide equivalents Improvement of Transport Efficiency Electrified Commuting We provide shuttle buses to transport employees to and from work, reducing the number of employees driving or taking taxis, thus reducing carbon emissions per unit mileage Charging stations are installed in the parks to encourage employees to use new energy vehicles and reduce fossil fuel consumption Water Efficient Devices Water Conservation System Using water-saving products and equipment and replacing toilet flushing systems with sensor switches Our efforts to enhance water resource management include collecting appropriate water charges from the canteen's suppliers and staff and displaying water-saving slogans at water-using areas to reduce waste Double-sided Printing Paperless Day By promoting duplex printing and a paperless office, we achieved 38,382 duplex prints in 2023, accounting for 17% of the paper-printed The 5th of each month is designated as the Company's "Paper-Free Day," where hand towels will not be provided and employees are encouraged to reduce their paper usage Green Workplace As part of Baozun's green initiatives, we have developed the Baozun Office Area Management Specification to implement green concepts in daily office operations and establishing an environmentally friendly workplace. During the reporting period, the Company continued to reduce its consumption of electricity, fuel, water, and paper through energy and resource conservation activities. With the help of digital technology, we optimized energy use in office areas, encouraged green commuting among employees, and promoted resources recycling. Baozun Energy and Resource Conservation Measures (Parts) Conservation Energy and Resource Consumption Reduction of Fuel Conservation Water Paper Usage Reduction of

Creating a New Vision for Low-Carbon Development with Green Operations 73

Enabling Efficient Operation of Air Conditioning Systems with Digital Technology

In April 2023, the headquarters building of Baozun was equipped with a variable refrigerant volume (VRV) multi-connected air conditioning centralized control system. Using temperature sensors, the system can adjust the temperature, select cooling and heating modes in the background, and automatically adjust the air supply volume to match the office environment with a temperature suitable for human bodies, thus improving the efficiency of the air conditioner.



Green Warehousing

Baozun's warehouse logistics park plays a vital role in its low-carbon operations. Leveraging the 365 integrated energy service platform, we monitor water, electricity, and gas in real-time, thereby improving energy efficiency and resource utilization. During the reporting period, we continued improving warehouse management through operational optimization, equipment upgrades, and other methods to create a technologically advanced, climate-friendly, low-carbon warehouse.

Major Energy Saving and Consumption Reduction Measures for Baozun Green Warehousing in 2023

Optimization of Lighting Control Systems

- 360 incandescent lamps in the warehouse were replaced with efficient LED lighting systems, resulting in annual energy savings of approximately 320,000 kilowatt-hours;
- The replenishment area was divided into sections based on product sales and allocation needs. The lighting duration for the replenishment area was adjusted to a fixed time, with a 50% reduction in lighting duration.

Optimization of Equipment Efficiency

- Implemented mature automation equipment and intelligent robots for intelligent conveying and sorting, as well as monitoring equipment operation and energy consumption in real-time;
- Conveyors and sorting machines with high idle rates were eliminated. To minimize idle energy waste, the idle sleep time on the assembly line was reduced by 20 seconds.

To promote the construction of carbon-neutral parks

Baozun actively practices the "3R" emission reduction concept by carrying out self-directed energy savings through equipment upgrades and operational optimization, and by increasing the proportion of renewable energy through the construction of distributed photovoltaic systems and the purchase of international green certificates. For the short-term unavoidable residual emissions, after careful evaluation, high-quality carbon sinks are used for offsetting, achieving operational carbon neutrality in some parks.

During the reporting period, Baozun further expanded the scope of carbon neutrality practices. On the basis of the ESR Park, the new Tuopu Carbon Neutral Park was created, with both parks receiving PAS 2060 carbon neutrality certification.

Reduction

↓

Replacement

↓

Removal


Assessment Statement of
Achievement for Carbon Neutrality

73 宝尊电商 2023 年度可持续发展报告 Creating a New Vision for Low-Carbon Development with Green Operations 74 Green Logistics In the logistics process, emissions from transport vehicle can significantly contribute to the environmental footprint. Through the use of big data, cloud computing, and other technologies, Baozun continuously optimizes transportation routes, reducing fuel consumption and improving delivery efficiency, thus reducing costs and environmental impact. In order to increase the proportion of low-carbon emission transportation methods, the Company gradually adopts rail and water transportation for medium- and long-distance transportation. Green logistics emphasizes the importance of transforming transportation vehicles to be more energy efficient, and the Company aims to reduce the carbon footprint of the transportation stages by actively promoting electrification of logistics, gradually using new energy vehicles, and exploring the use of renewable fuels. Using intelligent algorithms, order parcels are delivered directly from the warehouse to their destinations, reducing energy and time waste from intermediate warehousing. A total of 700,000 orders were shipped directly by the end of the reporting period, saving approximately 600 tons of carbon dioxide. Baozun's logistics structures are continually optimized to reduce carbon emissions during delivery. When possible, the Company prioritizes land transport with lower carbon emissions over air freight for eligible orders and has piloted high-speed rail delivery The proportion of orders shipped by land increased by 35% during the reporting period. Fuel forklifts have been replaced with electric forklifts for internal transportation, while customized short-haul vehicles within the parks have been replaced with electric vehicles. External transportation is also becoming increasingly dependent on new energy vehicles. In some long-distance transportation, biodiesel is also used to reduce carbon footprints and environmental impacts. Direct Order Shipment Transition to Land Transportation Clean Energy Green Packaging In general, the Baozun warehouses and logistics chains utlize packaging materials such as cartons, plastics, tapes, waterproof bags and other packaging materials. Baozun continuously innovates in the refined management of green packaging materials and actively explores the application of green packaging. Working closely with our brand partners, we implement rigorous packaging reduction measures and strive to continuously reduce packaging consumption by recycling and replacing environmentally friendly packaging materials. A total of 14,324 tons of recycled packaging material were used by the Company during the reporting period. • Carton reduction: The system will automatically recommend the size of the carton according to the product size. • Reducing Tape Usage: Use of air freight boxes for single footwear orders and use of box stickers instead of tape; opting for glue to seal boxes in large quantities to replace tape in other packaging; optimizing the sealing method for returns; changing box layout; changing the Baozun logo; and switching from 6cm to 4.8cm tapes. We saw a reduction of 7,376,000 meters in 2023. • Pallet Recycling: In order to reduce the consumption of new pallets, pallets that are about to be scrapped can be recycled and re-used by repairing broken components. About 900 pieces of pallets are recycled annually. • Carton Recycling: Opting for recyclable cartons and reusing cartons from a return order. In Gap China stores, 80% of shipping cartons are reused, and 100% of shopping bags are made of recycled paper. • Replacing printing paper with electronic devices: Switching to personal digital assistant (PDA) devices to achieve paperless shelving, paperless replenishment, and paperless inventory; and pasting QR code stickers on products instead of a packing list with a product description. • Replace the wrapping film with tape: Eliminate the use of disposable wrapping film and use recyclable wrapping tape instead to reduce plastic use. Reduce Recycle Replace

Sustainable Development Management Performance 75

Emissions Management

Baozun's core business operations are not directly involved in production or manufacturing, thus no pollutants are emitted into the atmosphere or wastewater discharged during the Company's operations. Domestic wastewater generated from daily operations is directed into the municipal network for centralized treatment. As for solid waste, it primarily originates from warehousing and logistics, Gap China stores, canteens, and office areas, encompassing both domestic waste and electronics. Solid waste is classified and disposed of effectively after being utilized to the maximum extent possible.

Waste Type	Generation Process	Specific Waste Types and Disposal Methods
Hazardous Waste	Office	· Waste ink cartridges are handed over to suppliers or other professionals for recycling and disposal.
Non-hazardous Waste	Warehousing & Logistics	· Scrap pallet: All warehousing and logistics parks have set up internal pallet chopping board repair areas to regularly repair damaged chopping boards. · Discarded wire rods: Internal equipment staff uses discarded wire rods to make wire rod tables and workstations. · Waste pallets, racks, sorting carts, and waste cartons are recycled and reused by third-party professional recycling organizations.
	Stores	· Daily waste: To be disposed of by the property management department. · Waste carton packaging: Handed over to the supplier for standardized disposal.
	Office	· Daily waste: Handed over to suppliers (mainly kitchen waste) or handled by the park property in a standardized manner.

In an effort to reduce its operational environmental impact, Baozun brand management company Gap China actively reduces the environmental emissions of subcontracted factories in the upstream manufacturing process. This is achieved through thoughtful design and optimization of supply chain management practices. Gap China has pledged to refrain from using perfluorocarbon (PFC) coating agents in clothing production to mitigate environmental exposure risks. Furthermore, Gap China collaborates with subcontracted factories to implement its "Smart Denim Washing" project, based on its innovative sustainable design principles. This initiative aims to reduce wastewater discharged from production, thereby minimizing the negative impact on natural water bodies throughout the upstream value chain.

Sustainable Development Management Performance 76

Sustainable Development Management Performance

Compliance Management and Business Ethics

Performance indicators	Unit	2021	2022	2023
Number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period	Case(s)	0	0	0
Number of corruption cases brought and concluded against the issuer or its employees during the reporting period	Case(s)	0	0	0
Anti-corruption training of directors	%	100	100	100
Average number of hours of anti-corruption training per director[1]	Hour	1.00	1.00	0.50
Anti-corruption training of employees	%	100	54	100
Average number of hours of anti-corruption training per employee[2]	Hour	1	1	2

Note:

[1]. Average number of hours of anti-corruption training per director = total number of hours of anti-corruption training received by all directors / number of board members.

[2]. Average number of hours of anti-corruption training per employee = total number of hours of anti-corruption training received by all employees / total number of employees.

Environment[1]

Performance indicators	Unit	2020	2022	2023 (Including Gap China)	2023 (excluding Gap China)
Energy					
Electricity consumption[2]	MW·h	29,032	17,903	37,039	21,985
Of which, clean electricity consumption[3]	MW·h	-	329	654	654
Natural Gas[2]	m^3	10,801	26,304	30,469	30,469
Gasoline[2]	Liter	5,405	6,158	17,456	17,456
Diesel[2]	Liter	150,329	73,657	74,179	74,179
Total energy consumption[2]	MW·h	30,713	18,601	37,945	22,891
Energy consumption per revenue[2]	MW·h/RMB million	3.27	2.21	4.31	3.03
GHG emissions					
GHG emissions in Scope1[4]	tCO_2e	454	279	316	316
GHG emissions in Scope 2[5]	tCO_2e	16,868	10,022	20,814	12,228
GHG emissions in Scope 3[6]	tCO_2e	-	-	42,877	34,801
Total GHG emissions (Scope 1, Scope 2 and Scope 3)	tCO_2e	-	-	64,007	47,345
Total GHG emissions (Scope 1 and Scope 2)	tCO_2e	17,322	10,301	21,130	12,544
GHG emissions (Scope 1 and Scope 2) per revenue	tCO_2e/RMB million	1.84	1.23	2.40	1.66

Sustainable Development Management Performance 77

Performance indicators	Unit	2020	2022	2023 (Including Gap China)	2023 (excluding Gap China)
Resources					
Water consumption	m^3	191,828	207,274	202,244	190,146
Water consumption per revenue	m^3/RMB million	20.41	24.67	22.95	25.15
Total amount of packaging materials used in finished products[7]	ton	9,856	38,657	42,680	42,230
Amount of packaging material recycled	ton	2,345	2,240	14,704	14,324
Waste					
Total amount of non-hazardous waste generated[8]	ton	9,030	1,539	5,009	5,009
Amount of non-hazardous waste generated per revenue[8]	ton/RMB million	0.96	0.18	0.57	0.66
Total amount of hazardous waste generated[9]	Count	-	4	16	16

Note:

[1]. The environmental data scope includes: Baozun Inc., its consolidated subsidiaries, variable interest entities, and their subsidiaries, consistent with the entities covered in the annual consolidated financial statements as of December 31, 2023. The energy data has been incorporated for Gap China's electricity consumption, yet does not currently encompass its usage of natural gas, gasoline, and diesel. Waste data for Gap China is also pending inclusion.

[2]. In 2023, total electricity consumption, natural gas, gasoline, diesel, and comprehensive energy consumption increased compared to 2022, mainly due to the further expansion of data coverage and the growth of business scale.

[3]. Clean electricity consumption refers to the electricity generated by the headquarters office building and some parks using distributed-generation photovoltaic systems.

[4]. The sources of greenhouse gas emissions in Scope 1 include natural gas, gasoline for owned vehicles, and diesel for owned vehicles. The calculation method for greenhouse gas emissions from natural gas, gasoline, and diesel is based on reference to the *Accounting and Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) by the Ministry of Ecology and Environment of the People's Republic of China.

[5]. The source of greenhouse gas emissions in Scope 2 is purchased electricity. The calculation method for greenhouse gas emissions refers to the *Accounting and Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) by the Ministry of Ecology and Environment. The carbon emissions from purchased electricity are calculated based on grid emission factors, with emission factors sourced from the Chinese Ministry of Ecology and Environment. The grid emission factor for 2021 is 0.5810 tCO_2e/MWh, for 2022 it is 0.5703 tCO_2e/MWh, and for 2023 it is 0.5703 tCO_2e/MWh.

[6]. The sources of greenhouse gas emissions in Scope 3 include indirect emissions in the Company's value chain (not included in Scope 2), covering five categories of greenhouse gases , including packaging materials of substantial procurement by the Company, upstream transportation and distribution, business travel, employee commute and data center leasing. The calculation method for GHG emissions is based on the *Greenhouse Gas Accounting System: Corporate Value Chain (Scope 3) Accounting and Reporting Standards*.

[7]. In 2023, the Company expanded the scope of packaging material statistics to include all packaging materials received in the current year, leading to a significant increase in figures compared to 2022. The data for 2022 was then retrospectively adjusted using the same scope.

[8]. In 2023, the Company expanded the scope of non-hazardous waste statistics to include dry waste handled by the property management of the Shanghai headquarters, resulting in a significant increase in figures compared to 2022.

[9]. Hazardous waste statistics cover the Shanghai headquarters, mainly toner cartridge and ink cartridge, all of which are recycled and processed by third parties.

Employees[1]

Performance indicators		Unit	2021	2022	2023
Employment					
Total employees		Person(s)	8,821	7,588	7,827
By gender	Number of male employees	Person(s)	3,718	3,067	3,085
	Number of female employees	Person(s)	5,103	4,521	4,742
By employment type	Labor contract system	Person(s)	8,407	7,040	7,531
	Labor dispatch[2]	Person(s)	399	534	268
	Other types of employment[2]	Person(s)	15	14	28

Sustainable Development Management Performance 78

Performance indicators		Unit	2021	2022	2023
By age	Number of employees under 30 years old	Person(s)	4,719	3,701	3,258
	Number of employees aged 30 to 50 years old	Person(s)	4,040	3,836	4,516
	Number of employees over 50 years old	Person(s)	62	51	53
By employee category	Number of employees in senior management	Person(s)	158	144	168
	Number of employees in middle management	Person(s)	2,779	2,646	3,070
	Number of employees in average employees	Person(s)	5,884	4,798	4,589
By region	Number of employees from mainland China	Person(s)	8,676	7,440	7,678
	Number of employees from Hong Kong, Macau, Taiwan and overseas	Person(s)	145	148	149
Occupational health and safety					
Number of lost-days due to work injuries[3]		Day(s)	1,059	508	1,073
Number of work-related fatalities		Person(s)	0	0	0
Work-related accident rate per million working hours[4]		Times	0.79	0.59	1.28
Work lost-days rate per million working hours[5]		Hour	476.52	198.57	547.66
Employee training and development					
Total hours of training		Hour	57,764	152,751	64,776
Average hours of training per employee[6]		Hour	6.55	20.13	8.28
By gender	Average number of training hours completed by male employees	Hour	-	19.97	7.86
	Average number of training hours completed by female employees	Hour	-	20.24	8.55
By employee category	Average number of training hours completed by senior management	Hour	-	27.78	13.79
	Average number of training hours completed by middle management	Hour	-	22.32	6.38
	Average number of training hours completed by average employees	Hour	-	18.62	9.40
Percentage of total employees receiving regular performance and career development reviews		%	99.89	95.52	99.48
By gender	Percentage of male employees receiving regular performance and career development reviews	%	99.78	96.19	99.61
	Percentage of female employees receiving regular performance and career development reviews	%	98.96	95.07	99.39
By employee category	Percentage of senior management receiving regular performance and career development reviews	%	99.37	93.06	99.40
	Percentage of middle management receiving regular performance and career development reviews	%	100.00	96.03	99.58
	Percentage of average employees receiving regular performance and career development reviews	%	99.86	95.31	99.41

Sustainable Development Management Performance 79

Performance indicators		Unit	2021	2022	2023
Employee turnover					
Employee turnover rate[7]		%	-	39.28	31.74
By gender	Male employee turnover rate	%	-	41.27	32.21
	Female employee turnover rate	%	-	37.88	31.43
By age	Turnover rate of employees over 50 years old	%	-	23.01	32.91
	Turnover rate of employees aged 30 to 50 years old	%	-	26.82	23.70
	Turnover rate of employees under 30 years old	%	-	51.16	40.43
By region	Employee turnover rate on mainland China	%	-	39.55	31.54
	Employee turnover rate on Hong Kong, Macau, Taiwan and overseas	%	-	24.57	40.87

Note:

[1]. The scope of employee data includes: Baozun Inc., its consolidated subsidiaries, variable interest entities, and their subsidiaries, consistent with the entities covered in the annual consolidated financial statements as of December 31, 2023.'- 'in employee performance indicates that the respective performance was not calculated in previous years.

[2]. In 2023, the Company adjusted the historical statistics. The retrospective total number of labor dispatch employees for 2021 was 399, and the total number of other employment types was 15; the retrospective total number of labor dispatch employees for 2022 was 534, and the total number of other employment types was 14.

[3]. The main causes of work-related injuries in 2023 were accidents related to commutes and on-site accidents during production, with an increase in work-related injuries due to a decrease in the proportion of employees working remotely.

[4]. Recordable work-related accident rate per million working hours = Number of work-related accidents / Total employee working hours × 10^6.

[5]. Work-related lost-day rate per million working hours = Total lost-day of employees due to work-related accidents / Total employee working hours × 10^6.

[6]. During the public health event in 2022, the Company responded to the government's call to conduct special training projects online, with an average training duration of 18 hours per person. This project was not carried out in 2023.

[7]. Employee turnover rate = Number of employees turnover / (Number of employees at the end of the reporting period + number of employees turnover) × 100%.

Social Welfare

Performance indicators	Unit	2023
Charitable donations	RMB 10,000	208.38

Sustainable Development Management Performance 80

Supply Chain Management

Performance indicators		Unit	2021	2022	2023
Total number of suppliers[1]		Supplier(s)	967	1,236	3,213
By region	Number of suppliers from mainland China	Supplier(s)	967	1,215	2,942
	Number of suppliers from Hong Kong, Macau, Taiwan and overseas	Supplier(s)	0	21	271
Number of suppliers carrying out environmental and/or social impact assessments		Supplier(s)	3	41	532
Number of suppliers identified as having actual and potential significant negative environmental or social impacts		Supplier(s)	0	0	0

Note:

[1]. The total number of suppliers for 2022 and earlier includes non-inventory procurement suppliers. In 2023, the scope of statistics was expanded to cover all types of suppliers, leading to an increase in the total number of suppliers.

Products and Services

Performance indicators	Unit	2021	2022	2023
Percentage of complaints resolved	%	100	100	100
Total number of violations of customer privacy regulations and voluntary principles	Case(s)	0	0	0
Percentage of total products sold subject to recalls for safety and health reasons[1]	%	0	0	0
Number of new patents applied[2]	No.	1	0	8
Accumulated number of patents applied[2]	No.	67	67	75
Number of new copyrights to software programs applied[3]	No.	16	26	62
Accumulated number of copyrights to software programs applied[3]	No.	210	241	321

Note:

[1]. The scope of statistics covers the recall incidents of products sold through self-operated businesses of Baozun and Baozun brand management company Gap China during the reporting period.

[2]. In 2023, the Company uniformly adjusted the statistical scope of patent applications. The retrospectively adjusted number of new patent applications in 2022 was 0, while the total number of patent applications was 67.

[3]. The number of computer software copyrights of the newly included subsidiaries in the consolidated financial statements of the Company in 2023 were not included in the number of computer software copyrights data in the 2022. Accordingly, the cumulative number of computer software copyrights for the Company in 2023 does not equal the sum of the cumulative number of applications for computer software copyright in 2022 and the number of new applications for computer software copyright in 2023.

PB 宝尊电商 2023 年度可持续发展报告 Index for the Report 81 Index for the Report HKEX ESG Reporting Guide Index Table Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections A. Environmental A1. Emissions Emissions Management A1.1 Sustainable Development Management Performance A1.2 Sustainable Development Management Performance A1.3 Sustainable Development Management Performance A1.4 Sustainable Development Management Performance A1.5 Climate Change Mitigation and Adaptation A1.6 Emissions Management A2.Use of Resources Environmental Management Goals Climate Change Mitigation and Adaptation "Full Chain" Green Operation A2.1 Sustainable Development Management Performance A2.3 Environmental Management Goals Climate Change Mitigation and Adaptation A2.4 Sustainable Development Management Performance "Full Chain" Green Operation A2.5 Sustainable Development Management Performance A3.The Environment and Natural Resources Environmental Management System Climate Change Mitigation and Adaptation A3.1 Climate Change Mitigation and Adaptation A4.Climate Change Climate Change Mitigation and Adaptation A4.1 Climate Change Mitigation and Adaptation B. Social Employment and Labor Practices B1. Employment Employee Responsibility B1.1 Employee Responsibility Sustainable Development Management Performance B1.2 Sustainable Development Management Performance B2.Health and Safety Employee Responsibility Part B: Mandatory Disclosure Requirements Mandatory Disclosure Requirements Reporting Sections Governance Structure Our Sustainable Development Reporting Principles About the Report Reporting Boundary About the Report Part C: "Comply or explain" Provisions Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections B2.1 Sustainable Development Management Performance B2.2 Sustainable Development Management Performance B2.3 Employee Responsibility B3.Development and Training Employee Responsibility B3.1 Sustainable Development Performance B3.2 Sustainable Development Performance B4.Labor Standards Employee Responsibility B4.1 Employee Responsibility B4.2 Employee Responsibility Operating Practices B5.Supply Chain Management Sustainable Supply Chain B5.1 Sustainable Development Management Performance B5.2 Sustainable Supply Chain B5.3 Sustainable Supply Chain B5.4 Sustainable Supply Chain B6.Product Responsibility R&D and Innovation Anti-corruption and Business Ethics B6.1 Sustainable Development Management Performance B6.2 Customer Service B6.3 R&D and Innovation B6.4 Customer Service B6.5 Data and Privacy Protection B7.Anti-corruption Anti-corruption and Business Ethics B7.1 Anti-corruption and Business Ethics B7.2 Anti-corruption and Business Ethics B7.3 Anti-corruption and Business Ethics Sustainable Development Management Performance Community B8.Community Investment Public Welfare B8.1 Public Welfare B8.2 Sustainable Development Management Performance

PB 宝尊电商 2023 年度可持续发展报告 81 宝尊电商 2023 年度可持续发展报告 Index for the Report 81 Index for the Report 82 Nasdaq ESG Reporting Guide 2.0 Index Table Key Performance Indicators Reporting Sections E. Environmental E1. GHG Emissions Sustainable Development Performance E2.Emissions Intensity Sustainable Development Performance E3. Energy Usage Sustainable Development Performance E4. Energy Intensity Sustainable Development Performance E5. Energy Mix Climate Change Mitigation and Adaptation Sustainable Development Management Performance E6. Water Usage Sustainable Development Management Performance E7. Environmental Operations Environmental Management System E8.Climate Oversight/ Board Climate Change Mitigation and Adaptation E9.Climate Oversight / Management Climate Change Mitigation and Adaptation E10. Climate Risk Mitigation Climate Change Mitigation and Adaptation S. Social S3.Employee Turnover Employee Responsibility S4.Gender Diversity Employee Responsibility Sustainable Development Management Performance Performance Key Performance Indicators Reporting Sections S5.Temporary Worker Ratio Sustainable Development Management Performance S6.Non-Discrimination Employee Responsibility S7. Injury Rate Employee Responsibility S8. Global Health and Safety Employee Responsibility S9. Child & Forced Labor Employee Responsibility S10. Human Rights Employee Responsibility G. Corporate Governance G1. Board Diversity Corporate Governance Framework G2. Board Independence Corporate Governance Framework G4. Collective Bargaining Employee Responsibility G5. Supplier Code of Conduct Sustainable Supply Chain G6. Ethics & Anti-Corruption Anti-corruption and Business Ethics G7. Data Privacy Data and Privacy Protection G8. ESG Reporting Already Fulfilled G9. Disclosure Practices Our Sustainable Development About the Report

PB 宝尊电商 2023 年度可持续发展报告 Index for the Report 83 Declaration of Use Baozun Inc. has reported the information referenced in this GRI Index of Content with reference to the GRI standards for the period January 1, 2023, through December 31, 2023. GRI 1 GRI 1: Foundation 2021 Global Reporting Initiative (GRI): Sustainability Reporting Standards (GRI Standards 2021) Index Table GRI Standards Disclosure Reporting Sections GRI 2: General Disclosures 2021 2-1 Organizational details Getting to know Baozun Inc. 2-2 Entities included in the organization’s sustainability reporting About the Report 2-3 Reporting periods, frequency, and contact point About the Report 2-4 Restatements of information Our Sustainable Development 2-5 External assurance External assurance 2-6 Activities, value chain and other business relationships Getting to know Baozun Inc. 2-7 Employees Sustainable Development Management Performance 2-8 Workers who are not employees Sustainable Development Management Performance 2-9 Governance structure and composition Corporate Governance Framework 2-10 Nomination and selection of the highest governance body Corporate Governance Framework 2-12 Role of the highest governance body in overseeing the management of impacts Message from Management 2-13 Delegation of responsibility for managing impacts Our Sustainable Development 2-14 Role of the highest governance body in sustainability reporting Governance Framework of Sustainable Development 2-15 Conflicts of Interest Corporate Governance Framework, Anti- corruption and Business Ethics 2-17 Collective knowledge of the highest governance body Our Sustainable Development 2-19 Remuneration policies Corporate Governance Framework 2-22 Statement on sustainable development strategy Message from Management 2-23 Policy commitments Employee Responsibility 2-24 Embedding policy commitments Anti-corruption and Business Ethics 2-25 Processes to remediate negative impacts Anti-corruption and Business Ethics 2-26 Mechanisms for seeking advice and raising concerns Anti-corruption and Business Ethics 2-27 Compliance with laws and regulations Zero violations 2-29 Approach to stakeholder engagement Material Topics and Stakeholders Communication 2-30 Collective bargaining agreements Employee Responsibility

PB 宝尊电商 2023 年度可持续发展报告 83 宝尊电商 2023 年度可持续发展报告 Index for the Report 83 Index for the Report 84 GRI Standards Disclosure Reporting Sections GRI 3: Material Topics 2021 3-1 Process to determine material topics Material Topics and Stakeholders Communication 3-2 List of material topics Material Topics and Stakeholders Communication 3-3 Management of material topics Material Topics and Stakeholders Communication GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed Message from Management 201-2 Financial implications and other risks and opportunities due to climate change Climate Change Mitigation and Adaptation 201-3 Defined benefit plan obligations and other retirement plans Employee Responsibility GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported Customer Service, R&D and Innovation 203-2 Significant indirect economic impacts Customer Service GRI 205: Anti-corruption 2016 205-2 Communication and training about anti-corruption policies and procedures Anti-corruption and Business Ethics 205-3 Confirmed incidents of corruption and actions taken Not applicable GRI 206: Anti-competitive Behavior 2016 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices Anti-corruption and Business Ethics GRI 301: Materials 2016 301-1 Materials used by weight or volume Sustainable Development Management Performance GRI 302: Energy 2016 302-1 Energy consumption within the organization Sustainable Development Management Performance 302-3 Energy intensity Sustainable Development Management Performance 302-4 Reduction of energy consumption Sustainable Development Management Performance 302-5 Reductions in energy requirements of products and services "Full Chain" Green Operation GRI 303: Water and Effluents 2018 303-1 Interactions with water as a shared resource Environmental Management System 303-3 Water withdrawal Sustainable Development Management Performance 303-5 Water consumption Sustainable Development Management Performance GRI 305: Emissions 2016 305-1 Direct (Scope 1) GHG emissions Climate Change Mitigation and Adaptation, Sustainable Development Management Performance 305-2 Energy indirect (Scope 2) GHG emissions Climate Change Mitigation and Adaptation, Sustainable Development Management Performance 305-3 Other indirect (Scope 3) GHG emissions Climate Change Mitigation and Adaptation 305-4 GHG emissions intensity Sustainable Development Management Performance 305-5 Reduction of GHG emissions Sustainable Development Management Performance

PB 宝尊电商 2023 年度可持续发展报告 Index for the Report 85 GRI Standards Disclosure Reporting Sections GRI 306: Waste 2020 306-1 Waste generation and significant waste-related impacts Emissions Management 306-2 Management of significant waste-related impacts Emissions Management 306-3 Generated waste Sustainable Development Management Performance 306-4 Waste diverted from disposal Sustainable Development Management Performance GRI 308: Supplier Environmental Assessment 2016 308-1 New suppliers that were screened using environmental criteria Sustainable Supply Chain, Sustainable Development Management Performance 308-2 Negative environmental impacts in the supply chain and actions taken Sustainable Supply Chain, Sustainable Development Management Performance GRI 401: Employment 2016 401-1 New employee hires and employee turnover Sustainable Development Management Performance 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees Employee Responsibility, Sustainable Development Management Performance 401-3 Parental leave Employee Responsibility GRI 403: Occupational Health and Safety 2018 403-5 Worker training on occupational health and safety Employee Responsibility 403-6 Promotion of worker health Employee Responsibility 403-8 Workers covered by an occupational health and safety management system Employee Responsibility, Sustainable Development Management Performance 403-9 Work-related injuries Employee Responsibility, Sustainable Development Management Performance 403-10 Work-related ill Employee Responsibility GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee Sustainable Development Management Performance 404-2 Programs for upgrading employee skills and transition assistance programs Employee Responsibility 404-3 Percentage of employees receiving regular performance and career development reviews Employee Responsibility, Sustainable Development Management Performance GRI 405: Diversity and Equal Opportunity 2016 Diversity of governance bodies and employees Employee Responsibility GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Employee Responsibility GRI 407: Freedom of Association and Collective Bargaining 2016 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk Employee Responsibility GRI 408: Child Labor 2016 408-1 Operations and suppliers at significant risk for incidents of child labor Employee Responsibility GRI 411: Rights of Indigenous Peoples 2016 411-1 Incidents of violations involving the rights of indigenous peoples Not Applicable

PB 宝尊电商 2023 年度可持续发展报告 85 宝尊电商 2023 年度可持续发展报告 Index for the Report 85 Index for the Report 86 GRI Standards Disclosure Reporting Sections GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs Public Welfare 413-2 Operations with significant actual and potential negative impacts on local communities Not Applicable GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Sustainable Supply Chain 414-2 Negative social impacts in the supply chain and actions taken Sustainable Supply Chain GRI 416 Customer Health and Safety 2016 416-2 Incidents of non-compliance concerning the health and safety impacts of products and services Not Applicable GRI 417: Marketing and Labeling 2016 417-1 Requirements for product and service information and labelling Responsible Marketing 417-2 Incidents of non-compliance concerning products and services information and labeling Not Applicable 417-3 Incidents of non-compliance concerning marketing communications Not Applicable GRI 418: Customer Privacy 2016 418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data Not Applicable

PB 宝尊电商 2023 年度可持续发展报告 About the Report 87 The 2023 Baozun Inc. Sustainability Report (the "Report") is the fourth sustainability report published by Baozun Inc. and describes the principles and performance of the Company in fulfilling its sustainability responsibilities in 2023, including the sustainability issues of concern to key stakeholders. Basis of Preparation This report was prepared in accordance with the NASDAQ ESG Reporting Guide 2.0 (2019), the HKEX Environmental, Social, and Governance Reporting Guide, and with reference to the Global Reporting Initiative (GRI) Sustainability Reporting Standards (GRI Standards 2021). Scope of Report Organizational scope: This report covers Baozun Inc., including its consolidated recorded subsidiaries and variable interest entities (collectively, "Baozun Group," "the Group," "Baozun Inc.", "Baozun," "the Company," and "we"), consistent with the entities covered in the annual report and consolidated financial statements. Time period: This is an annual report that covers the period from January 1, 2023 to December 31, 2023, with some information slightly exceeded. Reporting Principles This report refers to the reporting principles of GRI's Sustainability Reporting Standards (2021) to ensure that the quality of the information reported, as well as its appropriate presentation, is maintained. About the Report Sustainability Context Accuracy Principle The Company identifies the material topics related to its operations that are of concern to investors and other stakeholders and focuses on them in this report. In this report, the material topics are reported with attention to the characteristics of the industry in which the Company operates and the characteristics of the region in which it is located. The analysis process and results of the material topics are described in the section of this report titled "Material Topics and Stakeholder Communication." This report also focuses on environmental, social, and corporate governance issues that may have a significant impact on investors and other relevant parties. This report ensures that the information is as accurate as possible. In particular, the measurement of quantitative information has been stated in terms of data caliber, calculation basis, and assumptions to ensure that the margin of error in the calculation is not misleading to users of the information. The quantitative information and the accompanying information are detailed in the "Sustainable Development Management Performance" section of this report. The Board of Directors guarantees that the material contents of this report do not contain false statements, misleading statements, or material omissions in material respects.

PB 宝尊电商 2023 年度可持续发展报告 87 宝尊电商 2023 年度可持续发展报告 About the Report 87 About the Report 88 Contact Us This report is available in simplified Chinese, traditional Chinese, and English for the convenience of readers. In the event of any conflict or inconsistency, the Chinese version shall prevail. An electronic version of the report is available on the Company's website (https://ir.baozun.com/ESG-Report). We highly value the opinions of our stakeholders, and we welcome readers to contact us using the information provided below. The feedback you provide will enable us to further improve this report and enhance Baozun's overall sustainability performance. Address: 510 West Jiangchang Road, Jing'an District, Shanghai Tel: 86(21)80266000 Ext: 6128; 6599 Contact E-mail: allison.li@baozun.com wendy.sun@baozun.com Principle of Balance Clarity The content of this report reflects objective facts and discloses both positive and negative information about the Company in an unbiased manner. The Company has conducted searches through the Shanghai Qingyue Credit Database for the subjects within the scope of this report and found no negative events that should have been disclosed but were not disclosed during the reporting period. This report is published in simplified Chinese, traditional Chinese, and English. This report contains tables, model diagrams, and a glossary of terminology as an aid to understanding the textual content of this report. To facilitate quicker access to information for stakeholders, this report provides a table of contents and benchmarking index tables for ESG standards. Quantification and Consistency Integrity This report discloses key quantitative performance indicators and, to the extent possible, historical data. The manner in which statistics and disclosures of the same indicator are maintained in this report is consistent across reporting periods. If there are changes in the statistics and disclosure methods, they are fully explained in the notes to the report so that stakeholders can conduct meaningful analysis and evaluate the trend of the Company's ESG performance level. The scope of disclosures in this report is consistent with the scope of the company's consolidated financial statements. Timeliness Verifiability This is an annual report covering the period from January 1, 2023 to December 31, 2023. The Company strives to publish the report as soon as possible after the end of the reporting year to provide timely information for stakeholders' decision-making. The cases and data in this report are derived from the original records or financial reports of the actual operations of the Company. The source of the disclosed data and the calculation process are traceable and and have been externally verified.

PB 宝尊电商 2023 年度可持续发展报告 About the Report 89

89 宝尊电商 2023 年度可持续发展报告 About the Report 90

PB 宝尊电商 2023 年度可持续发展报告 About the Report 91